UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Cervecería Gran Arrecife Maya USA Corp.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

April 6, 2021

Physical Address of Issuer:

3500 South Dupont Highway, Dover, DE, 19901

Website of Issuer:

https://granarrecifemaya.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the issuer shall pay a cash fee comprised of: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) (ii) five percent (5%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) four percent (4%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) one-half percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

Type of Security Offered:

Class B Non-Voting Shares, par value $0.0001 per share

Target Number of Securities to be Offered:

14,585

Price (or Method for Determining Price):

$1.7142

Target Offering Amount:

$25,001.60

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 0

	Most recent fiscal year-end (2020)*	Prior fiscal year-end (2019)*
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

*Company was incorporated on April 6, 2021, and its financial statements reflect the period ended December 31, 2020 and December 31, 2019, prior to its incorporation.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New

Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 30, 2021

CERVECERÍA GRAN ARRECIFE MAYA USA CORP.



Up to $5,000,000 of Class B Non-Voting Shares, par value $1.00 per share

Cervecería Gran Arrecife Maya USA Corp. ("**Cerveza Tulum**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,001.60 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Class B Non-Voting Shares, par value $0.0001 per share (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested by you) in an Omnibus Class B Non-Voting Shares Instrument, as further described below. Under the Subscription Agreement and an Omnibus Class B Non-Voting Shares Instrument, Securities sold in this Offering will be deposited into each Investors' custodial account with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have, an account with the Custodian in order to receive Securities from this Offering. Each Investor must maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)(3)	Net Proceeds
Minimum Individual Purchase Amount (4)	$171.42	$10.29	$161.13
Maximum Individual Purchase Amount (3)(4)(5)	$498,832.20	$29,929.93	$468,902.27

Target Offering Amount	$25,001.60	$1,500.10	$23,501.15
Maximum Offering Amount	$5,000,000	$260,000	$4,740,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   At the conclusion of the Offering, the issuer shall pay a cash fee comprised of: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000); (ii) five percent (5%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) four percent (4%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

(3)   In addition to the cash fees reflected here, the Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) one-half percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

(4)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(5)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://granarrecifemaya.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/cerveza-tulum

The date of this Form C is November 30, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Cervecería Gran Arrecife Maya USA Corp. is an alcoholic beverage provider, formed in Delaware as a corporation on April 6, 2021, offering products that are ethically produced and climate-friendly.

The Company is located at 3500 South Dupont Highway, Dover, DE, USA.

The Company's website is https://granarrecifemaya.com/

The Company conducts business in all 50 states and internationally in Mexico through its subsidiary, Controladora Gran Arrecife Maya, Sociedad Anônima Promotora De Inversion De Capital Variable, a company formed and existing under the laws of the Republic of México, and of which the Company acquired seventy percent (70%) of the voting securities on or about July 28, 2021 (the "**Subsidiary**")

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/cerveza-tulum and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	14,585
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	6,014,585
Maximum Amount of the Securities Offered	2,916,812
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	8,916,812[*]
Price Per Security	$1.7142
Minimum Individual Purchase Amount	$171.42
Maximum Individual Purchase Amount	$498,832.20
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amount to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share, 1,000,000 of which are designated as Class A Voting Shares and 9,000,000 of which are designated as Class B Non-Voting Shares. As of the date hereof, 1,000,000 shares of Class A Voting Shares are issued and outstanding and 6,000,000 shares of Class B Non-Voting Shares are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors, and our subsidiary, Controladora Gran Arrecife Maya, Sociedad Anônima Promotora De Inversion De Capital Variable, a company formed and existing under the laws of the Republic of México, and of which the Company acquired seventy percent (70%) of the voting securities on or about July 28, 2021 (our "**Subsidiary**"), an entity existing under the laws of Mexico which is controlled by certain of our stockholders, to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors, and our Subsidiary, do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies, including our Subsidiary, to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailer.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Elvia Guadalupe Ruiz Avila our CEO, Rosalia Wall Olivier, our Secretary and Paola Graciela Canabal Wall, our Treasurer. The Company has not entered into employment agreements with Elvia Guadalupe Ruiz Avila, Rosalia Wall Olivier, and Paola Graciela Canabal Wall, and there can be no assurance that it will do so or that any of them will continue to be employed by the Company for a particular period of time. The loss of Elvia Guadalupe Ruiz Avila, Rosalia Wall Olivier, and Paola Graciela Canabal Wall, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The success of our brands depends upon the positive image that consumers have of those brands and maintaining a good reputation is critical to selling our branded products. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect their sales and our reputation. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or our responses relating to:

- a perceived failure to maintain high ethical, social and environmental standards for all our operations and activities;
- a perceived failure to address concerns relating to the quality, safety or integrity of our products;
- allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or
- regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistle-blowing, privacy, or cyber-security;
- our environmental impact, including use of agricultural materials, packaging, water, including desalination of sea water by reverse osmosis, and energy use, and waste management; or
- efforts that are perceived as insufficient to promote the responsible use of alcohol.

Litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

There has been increased public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to alcohol abuse, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. Several beverage alcohol producers have been sued regarding alleged advertising practices relating to underage consumers. Adverse developments in these or similar lawsuits or a significant decline in the social acceptability of beverage alcohol products that could result from such lawsuits could materially adversely affect our business.

Adverse public opinion about alcohol could reduce demand for our products

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. In addition, recent developments in the industry may compel us to identify the source and location of our distillate products and notify the consumer of whether the product was distilled by us. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other

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proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

International operations, worldwide and domestic economic trends and financial market conditions, geopolitical uncertainty, or changes to international trade agreements and tariffs, import and excise duties, other taxes, or other governmental rules and regulations.

We intend to produce and sell our products in various countries, and we expect to have employees in various countries, including Mexico and the United States. Risks associated with international operations, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations, include:

- changes in local political, economic, social and labor conditions;
- potential disruption from socio-economic violence, including terrorism and drug-related violence;
- restrictions on foreign ownership and investments or on repatriation of cash earned in countries outside the U.S.;
- import and export requirements;
- currency exchange rate fluctuations;
- a less developed and less certain legal and regulatory environment in some countries, which, among other things, can create uncertainty regarding contract enforcement, intellectual property rights, real property rights, and liability issues; and
- inadequate levels of compliance with applicable anti-bribery laws, including the Foreign Corrupt Practices Act.

Unfavorable global or regional economic conditions, including economic slowdown, inflation, and the disruption, volatility and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts or a return of high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues and other financial hardships for us and our suppliers, distributors, retailers and consumers. The inability of suppliers, distributors and retailers to access liquidity could impact our ability to produce and distribute our products.

Potential decline in the consumption of our products; dependence on sales of our Mexican beer brands

Our business depends upon consumers' consumption of our beer brands, and sales of our Mexican beer brands in the U.S. may constitute a significant portion of our business. Accordingly, a decline in the growth rate, amount or profitability of our sales of the Mexican beer brands in the U.S. could adversely affect our business.

Further, consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our brands, and our Mexican beer brands in particular, from the categories in which they compete could have a negative impact on our business, liquidity, financial condition and/or results of operations.

Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- a general decline in economic or geopolitical conditions;
- concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
- a general decline in the consumption of beverage alcohol products in on-premise establishments, such as may result from stricter laws relating to driving while under the influence of alcohol;
- the increased activity of anti-alcohol groups;
- increased federal, state, provincial and foreign excise or other taxes on beverage alcohol products and possible
- restrictions on beverage alcohol advertising and marketing;
- increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;
- inflation; and
- wars, pandemics, weather and natural or man-made disasters.

Acquisition, divestiture, investment, and new product development strategies

From time to time, we may decide to acquire businesses, assets or securities of companies that we believe will provide a strategic fit with our business. If that occurs, we would need to integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations and information systems. If the financial performance of our business, as supplemented by the assets and businesses potentially acquired, does not meet our expectations, it may make it more difficult for us to service any debt obligations existing at the time, and our results of operations may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure you that the fair value of acquired businesses or investments will remain constant.

We may also divest ourselves of businesses, assets or securities of companies that we believe no longer provide a strategic fit with our business. We may provide various indemnifications in connection with the divestiture of businesses or assets. Divestitures of portions of our business may also result in costs stranded in our remaining business. Delays in developing or implementing plans to address such costs could delay or prevent the accomplishment of our financial objectives.

In addition, our continued success depends, in part, on our ability to develop new products. The launch and ongoing success of new products are inherently uncertain, especially with respect to consumer appeal. The launch of a new product can give rise to a variety of costs and an unsuccessful launch, among other things, can affect consumer perception of existing brands and our reputation. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write-offs and other costs. We cannot assure you that we will realize the expected benefits of acquisitions, divestitures or investments. We also cannot assure you that our acquisitions, investments or joint ventures will be profitable or that forecasts regarding acquisition, divestiture or investment activities will be accurate. Our failure to adequately manage the risks associated with acquisitions or divestitures, or the failure of an entity in which we have an equity or membership interest, could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

We are also exposed to risks associated with interest rate fluctuations.

We could experience changes in our ability to manage fluctuations in interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks.

We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes or animus against the United States.

Any determination that our operations or activities do not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions.

The U.S. and other countries in which we operate impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts.

The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. In addition, federal, state, provincial, local and foreign governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state or local regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may encounter difficulties in maintaining relationships with suppliers, distributors and customers.

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business.

We source certain packaging materials, such as bottles, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers, distributors and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients used in our products. Costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation.

Competition

We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

- our inability to maintain or increase prices;
- new entrants in our market or categories;
- the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours; or
- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting or similar products in lieu of beverage alcohol.

Sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and other local agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur.

We face competition from other companies that produce alcoholic beverage products, and other alternative products with similar benefits, make-up, and general likeness as our products.

Competition in our industry, specifically, the production, sale, marketing, and distribution of beverage products is vigorous, with a large number of businesses engaged in this industry. Many of our competitors have established reputations for successfully developing and marketing their products, including their own versions of alcoholic beverages that incorporate the same or similar ingredients as our products, including other alternative ingredients that are widely recognized as providing similar benefits to our ingredients. In addition, many of our competitors have greater financial, managerial and technical resources than we do. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

Consolidation in the beer industry may impact our market share.

In all the countries where we operate, we compete with Anheuser-Busch InBev S.A./N.V. ("ABI") and its subsidiaries, the largest beer company in the world. ABI has expanded globally in recent years, through a series of mergers and acquisitions, and today has more than 500 brands and operations in 50 countries.

The foregoing consolidation in the market, as well as any further consolidation of our competitors, may increase their pricing and/or investment competitiveness, which could negatively affect our market share, and accordingly, our results.

The craft beer business is seasonal in nature, and we are likely to experience fluctuations in operating results.

Sales of craft beer products are somewhat seasonal. Our sales volume may also be affected by weather conditions and selling days within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as an economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to our revenues would likely be greater as a result of the seasonality of our business.

Dependence on limited facilities for production of our Mexican beer brands, and expansion and construction issues.

We are dependent on our Subsidiary's breweries as our sole sources of supply to fulfill our Mexican beer brands product requirements, both now as well as for the near term. Our Subsidiary is currently expanding its brewery. While these expansion and construction activities are progressing consistent with our plans, there is always the potential risk of completion delays and cost overruns. Expansion of current production facilities and construction of new production facilities are subject to various regulatory and developmental risks, including but not limited to: (i) our ability to obtain timely certificate authorizations, necessary approvals and permits from regulatory agencies and on terms that are acceptable to us; (ii) potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project; (iii) inability to acquire rights-of-way or land or water rights on a timely basis on terms that are acceptable to us; and (iv) inability to acquire the necessary energy supplies, including electricity, natural gas and diesel fuel. Also, we have not entered into any written agreement with our Subsidiary, and if we lose control of our Subsidiary we may cease to have a relationship with it and, accordingly, we may lose our principal source of supply of our products. Any of these events could delay the expansion or construction of our production facilities.

We may not be able to satisfy our product supply requirements for the Mexican beer brands in the event of a significant disruption, partial destruction or total destruction of our breweries or any glass manufacturers, or difficulty shipping raw materials and product into or out of the United States.

Also, if the contemplated expansions of our Subsidiary's brewery are not completed by their targeted completion dates, we may not be able to produce sufficient quantities of our beer to satisfy our needs. Under such circumstances, we may be unable to obtain our beer at a reasonable price from another source, if at all. A significant disruption at our breweries, or any glass manufacturer, even on a short-term basis, could impair our ability to produce and ship products to market on a timely basis. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors' branded products could have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful. At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

We rely upon a limited number of product offerings.

The majority of the products that we have sold through our website have been based on our brand. A decline in the market demand for our products and generally in the market would have a significant adverse impact on us.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad and our failure to comply with these laws, regulations and constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In both the U.S. and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. We are subject to regulation by one or more federal agencies including the U.S. Food and Drug Administration (FDA), the U.S. Federal Trade Commission, the U.S. Department of Agriculture (USDA), state and local authorities and foreign governmental agencies. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, transportation and use of our products, as well as our health and safety practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products may be made, manufactured, distributed or sold. Many of these laws and regulations may have differing or conflicting legal standards across the various markets where our products are made, manufactured, distributed or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including, but not limited to, political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs aimed at reducing, restricting or eliminating ingredients or substances in, or attributes of, our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of our products; increased regulatory scrutiny of, and increased litigation involving product claims and concerns regarding the effects on health of ingredients or substances in our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; employment laws; privacy laws; laws regulating the price we may charge for our products.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients or substances contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may increase our costs or liabilities or reduce demand for our products, which could adversely affect our business, financial condition or results of operations.

Governmental entities or agencies in jurisdictions where our products are made, manufactured, distributed or sold may also impose new labeling, product or production requirements, or other restrictions. If one jurisdiction imposes or proposes to impose new requirements or restrictions, other jurisdictions may follow and the requirements or restrictions, or proposed requirements or restrictions, may result in adverse publicity (whether or not valid). For example, if one jurisdiction imposes a specific labeling requirement or requires a specific warning on any product that contains certain ingredients or substances, other jurisdictions may react and impose restrictions on products containing the same ingredients or substances, which may result in adverse publicity or increased concerns about the health implications of consumption of such ingredients or substances in our products (whether or not valid). If consumer concerns, whether or not valid, about the health implications of consumption of ingredients or substances present in our products increase as a result of these studies, new scientific evidence, new labeling, product or production requirements or other restrictions, or for any other reason, including adverse publicity as a result of any of the foregoing, or if we are required to add warning labels to any of our products or place warnings in locations where our products are sold, demand for our products could decline, or we could be subject to lawsuits or new regulations that could affect sales of our products, any of which could adversely affect our business, financial condition or results of operations.

In addition, regulatory authorities under whose laws we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation. Suppliers, producers, distributors or other third parties with whom we do business could take actions, intentional or not, that violate these policies and procedures or applicable laws or regulations. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines, penalties, disgorgement of profits or activity restrictions, any of which could adversely affect our business, financial condition or results of operations.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our operations will be located. Failure to comply with federal, state or local regulations could cause any licenses we obtain to be revoked and force us to cease the sale of goods at certain locations. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any operations in a particular area or increase the costs associated therewith. In addition, in certain states, the number of liquor licenses available is limited, and licenses are traded on the open market. We expect beer sales to comprise a significant portion of our revenues. If we are unable to obtain any required licenses, revenues and results of operations could be adversely affected.

We may apply for liquor licenses with the advice of outside legal and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not satisfied the requirements for any necessary license.

The distribution and sale of beer has historically been subject to a continuously changing tax regime.

Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts.

In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA).

Certain products are or may become subject to FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

We rely on a third-party co-packer to manufacture our beverage products.

We are subject to all of the risks inherent in relying upon a third party, such as our Subsidiary, for the manufacture, distribution and labeling of its products, including the fact that the manufacturer may have a limited number of facilities or resources. If anything were to happen to such third parties, including our supplier's business failure, our own business could be materially adversely affected. If our co-packer does not complete production timely and of acceptable quality or if the products are not delivered in a timely manner, our customers may cancel orders or refuse the products, which would adversely affect sales and profitability. Additionally, our co-packer is subject to risk, including labor disputes, union organizing activities, financial liquidity, inclement weather, natural disasters, pandemics, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products, which could disrupt our supply of finished goods, or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. A new co-pack arrangement may not be available on terms as favorable to us as our existing co-pack arrangements, or at all. We do not have a contract with our co-packer, which can discontinue providing our products at any time. The success of our business depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain alternative or additional co-packing agreements or arrangements in the future, you have no assurance that we would be able to do so on satisfactory terms or in a timely manner. Our inability to continue or to enter into satisfactory co-packing agreements could limit our ability to implement our business plan or meet customer demand.

The Company depends on the performance of distributors to sell its product to end users.

The Company distributes its products through direct to consumer as well as to independent distributors for distribution to retail locations such as grocery and specialty stores and restaurants. Although we currently have a few wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all. Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with competitors. Our business, financial condition and results of operations could be adversely affected if our products prove to be less attractive to our existing distributors, if we fail to attract additional distributors, or if our distributors do not market and promote our products above the products of our competitors.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our Subsidiary's brewing and manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Supply of quality water, agricultural and other raw materials, certain raw materials and packaging materials purchased under short-term supply contracts, limited group of suppliers of glass bottles.

The quality and quantity of water available for use is important to the supply of our agricultural raw materials and our ability to operate our business. Water is a limited resource in many parts of the world and if climate patterns change and droughts become more severe, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. We are dependent on sufficient amounts of quality water for operation of our Subsidiary's breweries, as well as to conduct our operations. The suppliers of the agricultural raw materials we purchase are also dependent upon sufficient supplies of quality water. If water available to our operations or the operations of our suppliers becomes scarce or the quality of that water deteriorates, we may incur increased production costs or face manufacturing constraints. In addition, water purification, desalination and waste treatment infrastructure limitations could increase costs or constrain operation of our production facilities. A substantial reduction in water supplies could result in material losses of crops, such as barley or hops, which could lead to a shortage of our product supply.

Breweries are dependent upon an adequate supply of glass bottles.

Glass bottle costs are one of the largest components of cost of product sold. We currently have a small number of suppliers of glass bottles for our beer brands. In the U.S., glass bottles have only a small number of producers. We may not be able to sustain any relationship with any supplier of our glass container requirements for our operations. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Our revenue and growth depend upon the continued viability and growth of the seawater reverse osmosis desalination industry using current technology.

If there is a downturn in the seawater reverse osmosis desalination industry, our sales would be directly and adversely impacted. Changes in seawater reverse osmosis desalination technology could also increase the cost of our operations and the demand for our products. Any changes thereto would adversely impact our revenue and growth. Water shortages and demand for desalination can also be adversely affected by water conservation and water reuse initiatives.

Reliance on wholesale distributors, major retailers and government agencies

Local market structures and distribution channels vary worldwide. Within our primary market, we expect to offer a range of beer categories. In the U.S., we may sell our products to wholesalers for resale to retail outlets and directly to government agencies, and we may explore entering into exclusive arrangements with certain wholesalers that generate a large portion of sales. Any wholesalers and retailers of our products may offer products which compete directly with our products for retail shelf space, promotional support and consumer purchases, and wholesalers or retailers may give higher priority to products of our competitors. The replacement or poor performance of our major wholesalers, retailers or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID-19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Contamination and degradation of product quality from diseases, pests and weather conditions

Our success depends upon the positive image that consumers have of our brands and of the safety and quality of our products. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect their sales. Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of barley, hops, grapes and other agricultural raw materials available, decreasing the supply and quality of our products. We cannot guarantee that our suppliers of agricultural raw materials will succeed in preventing contamination in fields or that we will succeed in preventing contamination. Future government restrictions regarding the use of certain materials used in growing agricultural raw materials may increase costs and/or reduce production of crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials or product components purchased from third parties and used in the production of our beer products or defects in the fermentation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period, which could further reduce consumer demand and brand equity.

Climate change and environmental regulatory compliance

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events, such as drought or flooding, or prolonged cold winters, and other climate change, may negatively affect agricultural productivity in the regions from which we presently source our various agricultural raw materials. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events or changes in the frequency or intensity of weather events can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers. Natural disasters such as floods and earthquakes may also negatively impact the ability of consumers to purchase our products.

We may experience significant future increases in the costs associated with environmental regulatory compliance, including fees, licenses, and the cost of capital improvements for our operating facilities to meet environmental regulatory requirements. In addition, we may be party to various environmental remediation obligations arising in the normal course of our business or relating to historical activities of businesses we acquire. Due to regulatory complexities, uncertainties inherent in litigation and the risk of unidentified contaminants in our current and former properties, the potential exists for remediation, liability and indemnification costs to differ materially from the costs that we have estimated. We may incur costs associated with environmental compliance arising from events we cannot control, such as unusually severe floods, hurricanes, earthquakes or fires. We cannot assure you that our costs in relation to these matters will not exceed our projections or otherwise have a material adverse effect upon our business, liquidity, financial condition or results of operations.

Our auditor has expressed concerned about our ability to continue as a going concern.

Our auditor has expressed concern that certain matters, such as the Company's lack of significant working capital, its only recent commencement of operations and its incurring significant additional costs before significant revenue is achieved, indicate that the Company may be unable to continue as a going concern. Such matters, according to our auditor, raise substantial doubt about our ability to continue as a going concern. Our accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company can complete this offering even if only the minimum Target Amount is received; the receipt of only the minimum offering will limit the Company's ability to execute its business plan. The Company may also conduct multiple closings.

The Company is only required to sell $25,001.60 in Securities to complete this Offering. As such, there can be no assurance that the Company will successfully raise more than $25,001.60 in this Offering. The success of this Offering will impact, in large part, the Company's ability to implement its business plan. If the Company sells only the minimum number of Securities, yielding minimal gross proceeds, it may be unable to sufficiently fund operations or fully execute on its business plan. This could potentially result in a material adverse effect on its business, prospects, financial condition and results of operations.

In addition, the Company may conduct an initial closing upon reaching at least two times the Target Amount. The Company may only conduct closings before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline. If the Company chooses to conduct multiple closing, investors in the earlier closings will be investing in an entity that has less capital than investors in later closings.

Investors will be required to purchase the beneficial interests in Securities in this offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the offering through custodial accounts managed by the escrow agent, Prime Trust. Therefore, to make an investment commitment, a prospective Investor must make a custodial account, and maintain its good standing, with Prime Trust pursuant to a valid and binding custody account agreement, and subscribe to the offering in a manner that appoints Prime Trust as their custodian and legal record holder of the Securities. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the Company common stock purchased in this offering out of the Prime Trust custodial account, they may incur a fee.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

We have two classes of stock, Class A Voting Shares and Class B Non-Voting Shares, whose designations, preferences, limitations and relative rights are purportedly set forth in the Company's bylaws without being set forth in the Company's certificate of incorporation.

Our certificate of incorporation, as amended, authorizes two classes of common stock: 1,000,000 Class A Voting Shares, par value of $0.0001 per share and 9,000,000 Class B Non-Voting Shares, par value of $0.0001 per share. The certificate of incorporation, the alteration, amendment and/or modification of which is generally subject to the vote of the stockholders entitled to vote thereon, does not identify the designations, preferences, limitations and relative rights of the Class A Voting Shares and the Class B Non-Voting Shares.

Instead, the Company's bylaws purport to identify relative rights between Class A Voting Shares and the Class B Non-Voting Shares, and such bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders entitled to vote on the matters or by the Company's Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders entitled to vote or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the Board of Directors by the certificate of incorporation upon the Board of Directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws. Any holder of Class B Non-Voting Shares may not have the right to vote with respect to the Company's certificate of incorporation or bylaws, and may not receive notice of any alteration, amendment, modification or repeal thereof.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Class B Non-Voting Shares Instrument, not our Class B Non-Voting Shares or other capital stock.

Upon acceptance of an individual Investor's subscription, such Investor will receive the right to an indirect economic interest in certain shares of Class B Non-Voting Shares, to be represented by a pro rata beneficial interest in an

Omnibus Class B Non-Voting Shares Instrument issued by the Company to the trustee and custodian designated therein, presently being Prime Trust, with Prime Trust, in its capacity as Trustee and Custodian as legal record owner of the Class B Non-Voting Shares. The beneficial interest in the Omnibus Class B Non-Voting Shares Instrument does not entitle Investors, excluding Prime Trust as the custodian, trustee and legal record holder, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Class B Non-Voting Shares. Prime Trust as the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Class B Non-Voting Shares Instrument in its sole and absolute discretion, in each instance to the exclusion of each Investor. Investors should carefully review the Subscription Agreement for the Omnibus Class B Non-Voting Shares Instrument to understand the risks inherent in this investment vehicle.

Investors Purchasing the beneficial interest in the Securities will have limited rights.

Upon executing the Subscription Agreement for Beneficial Interest in Omnibus Class B Non-Voting Shares Instrument Representing Economic Interest in the Securities (the "**Subscription Agreement**"), the Investor, as a holder of a beneficial interest in Omnibus Class B Non-Voting Shares Instrument Representing Economic Interest in the Securities Beneficial Interest shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Class B Non-Voting Shares Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class B Non-Voting Shares Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Class B Non-Voting Shares Instrument.

Each Investor must purchase its beneficial interest in the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Omnibus Class B Non-Voting Shares Instrument (and the Investor's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Class B Non-Voting Shares are not convertible into, or exchangeable for, Class A Voting Shares, and the Company's Board of Directors may declare and pay a dividend on Class A Voting Shares without declaring and paying a dividend for Class B Non-Voting Shares.

Class B Non-Voting Shares are not convertible into, or exchangeable for, Class A Voting Shares. Thus, if Class A Voting Shares are sold or exchanged in any transaction, or become subject to any registration statement for an initial public offering of the Company's securities, the holders of Class B Non-Voting Shares may not receive any benefit therefrom. In addition, the Board of Directors may declare and pay a dividend on Class A Voting Shares without paying any dividend on Class B Non-Voting Shares.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Control

Our Class A Voting Shares are controlled by our Chief Executive Officer and sole Director, Elvia Guadalupe Ruiz Avila, and certain major decisions of the Company require unanimous approval of the holders of Class A Voting Shares. Holders of Class A Voting Shares are entitled to one vote per share and holders of Class B Non-Voting Shares do not have any voting rights. The stock ownership of Elvia Guadalupe Ruiz Avila represents a majority of the voting power of the Class A Voting Shares. Consequently, Elvia Guadalupe Ruiz Avila has the power to elect a majority of our directors and approve actions requiring the approval of the stockholders of the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

We sell craft beer brewed by our Subsidiary. All of the beverages are made with natural ingredients and are produced using renewable energy sources. The Company sells its products to retailers, premium grocers, restaurants, and directly to consumers. The Company works with distributors for placement into grocery stores. It provides wholesale pricing to premium grocers and restaurants. Additionally, the Company also operates a direct-to-consumer online sales platform.

Business Plan

The Company plans to expand its sale of wholesale craft beer product through its national distribution relationships as well as its core customer base of premium grocers and restaurants. The Company may also develop new flavors or product in the future. Finally, the Company intends to expand its direct-to-consumer sales through various advertising and marketing strategies, and has also established a presence on Amazon.

The Company's Products and/or Services

Product / Service	Description	Current Market
Tulum Lager	Artisan lager, made with sea water, without chemicals, pure and alkaline that maintains all its nutrients and minerals. Delicious flavor, light to drink, spectacular aroma, color and texture. Sustainable consumption. The product is offered in 12 oz glass round beer bottles and comes in packs of 6, 12, and 24.	Direct – to – consumer via website and Amazon. Wholesale to distributors, premium grocers, restaurants and other retailers.

Competition

The beverage alcohol industry is highly competitive. We compete on the basis of quality, price, brand recognition and distribution strength. Our beverage alcohol products compete with other alcoholic and non-alcoholic beverages for consumer purchases, as well potentially as shelf space in retail stores, restaurant presence and wholesaler attention. We compete with numerous multinational producers and distributors of beverage alcohol products, some of which have greater resources than we do. Our principal competitors include Anheuser-Busch InBev, Molson Coors, Heineken, Pabst Brewing Company, The Boston Beer Company, Mark Anthony.

The Company's key competitors are other craft beer brands. The craft beer brewing space has grown substantially in the last several years and includes well-known brands such as Samuel Adams, Blue Moon, Lagunitas, and Sierra Nevada.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our go-to-market strategy targets and includes three main categories of customers: (i) networks of national and regional distributors, (ii) wholesale to premium grocers, restaurants and other retailers, and (iii) direct-to-consumer via our online platforms. Our target consumers are from the age of majority in the applicable jurisdiction to 45 years old and who lean towards sustainable lifestyles and making an impact through purchasing decisions.

Supply Chain

The principal components in the production of our craft beer brands include water; agricultural products, such as yeast and grains; and packaging materials, which include glass, aluminum and cardboard.

For our beer brands, packaging materials represent the largest cost component of production, with glass bottles representing the largest cost component of our packaging materials. We expect our package format mix of our beer volume to be predominantly in glass bottles, with potentially in aluminum cans and stainless-steel kegs. Our breweries receive sea water, and we believe we have adequate access to water to support the breweries' on-going requirements.

Intellectual Property

Application or Registration #	Mark	Goods/Services	File Date	Grant Date	Country
90595352*	FROM THE SEA WATER TULUM CERVEZA ARTESANAL LAGER	Beers; Craft beers; Low-alcohol beer; Non-alcoholic beer	March 22, 2021	n/a	United States

The owner of the application is Controladora Gran Arrecife Maya, Sociedad Anônima Promotora De Inversion De Capital Variable, a company formed and existing under the laws of the Republic of México, and of which the Company acquired seventy percent (70%) of the voting securities on or about July 28, 2021. The Company intends to enter into a license agreement therewith promptly after the filing of this Form C.

Governmental/Regulatory Approval and Compliance

We are subject to a range of laws and regulations in the countries in which we operate. Where we produce products, we are subject to environmental laws and regulations, and may be required to obtain environmental and alcohol beverage permits and licenses to operate our facilities. Where we market and sell products, we may be subject to laws and regulations on brand registration, packaging and labeling, distribution methods and relationships, pricing and price changes, sales promotions, advertising and public relations. We are also subject to rules and regulations relating to changes in officers or directors, ownership or control. We expect to be compliant in all material respects with all applicable governmental laws and regulations in the countries in which we operate. We also believe that the cost of administration and compliance with, and liability under, such laws and regulations does not have, and is not expected to have, a material adverse impact on our financial condition, results of operations or cash flows.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500.10	5.2%	$260,000
Inventory	30%	$7,500.48	30%	$1,500,000
Raw material Procurement	20%	$5,000.32	20%	$1,000,000
Personnel Hiring	44%	$11,000.70	44.8%	$2,240,000
Total	**100%**	**$25,001.60**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Inventory (30%): We expect to use up to 30% of the proceedings from the Offering to increase our output capacity and be able to meet our current and future demand. For example, we are currently a seller on Amazon México, but in order to be able to sell in the United States through Amazon, or any other online retailer, we are required to have inventory stored in their warehouses. Thus, we need to be able to increase our inventory and production capacity.

Raw material procurement (20%): As we have a network of suppliers from Glass Bottles (O-I Glass), Malt, Yeast, Hop, we anticipate increasing our stock of raw materials to minimize risk of price fluctuations with up to 20% of the Offering proceeds.

Personnel hiring (44.8%): To scale our business, we intend to hire personnel in areas such as finance, supply management, exports and marketing to be able to sustain our growth rates with our commitment to high quality and service with up to 44.8% of the proceeds from the Offering if the Maximum Offering Amount is raised.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Elvia Guadalupe Ruiz Avila	Chief Executive Officer, Director	Entrepreneur with over 40 years of experience managing real estate for the family business and properties alongside her husband Carlos Canabal Castañares from Tabasco to Cancún (all in the South	

		East of Mexico), particularly with Ascent Jets (Arrendamientos y transportes turísticos S.A de CV) TAI (International Air Taxi), since 2017, Laverdadnoticias.com, Digital Newspaper; Cerveceria Tulum SAPI de CV (now known as Cerveceria Gran Arrecife Maya USA CORP); and Cervecería Cuitlahuac SA.A de CV, since 2014.	
Rosalia Wall Olivier	Secretary	General partner at Grupo Palmeras for the past 17 years, which is main distributor of Beer and soda in the regions of Quintana Roo and Tabasco, Mexico, and participate actively in many other ventures such as waste management, construction, media and private airplane rental.	University Technological of Mexico
Paola Graciela Canabal Wall	Treasurer	The owner of @thepotionary online beverages providing personalized signature cocktails, and providing general management and oversight services therefor, since 2019, prior thereto Paola was a student.	Law at Universidad Ibero Santa Fe

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,000,000 shares of Class A Voting Shares, par value $0.0001 per share (the "**Class A Voting Shares**") and 9,000,000 shares of Class B Non-Voting Shares of common stock, par value $0.0001 per share (the "**Class B Non-Voting Shares**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 shares of Class A Voting Shares and 6,014,585 shares of Class B Non-Voting Shares will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Voting Shares
Amount Outstanding	1,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to authorize and issue additional shares of the Company's securities, which may limit, dilute or qualify the Security issued pursuant to Regulation CF
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.29%

Type	Class B Non-Voting Shares
Amount Outstanding	6,000,000
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to authorize and issue additional shares of the Company's securities, which may limit, dilute or qualify the Security issued pursuant to Regulation CF
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	85.71%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no other securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Elvia Guadalupe Ruiz Avila	510,000 shares of Class A Voting Shares	51%
	3,060,000 shares of Class B Non-Voting Shares	Non-voting

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Cervecería Gran Arrecife Maya USA Corp. (the "**Company**") was incorporated on April 6, 2021 under the laws of the State of Delaware, and is headquartered in Dover, Delaware.

The Company conducts its business through its subsidiary, Controladora Gran Arrecife Maya, Sociedad Anônima Promotora De Inversion De Capital Variable, a company formed and existing under the laws of the Republic of México, and of which the Company acquired seventy percent (70%) of the voting securities on or about July 28, 2021.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of the date hereof, the Company had no cash on hand.

As of October 31, 2021, the Company had an aggregate of $0.00 in cash and cash equivalents, leaving the Company with no runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed a pre-money valuation of $12,000,000 to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Voting Shares	$100	1,000,000	General corporate purposes	April 6, 2021	Section 4(a)(2)
Class B Non-Voting Shares	$600	6,000,000	General corporate purposes	April 6, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: On April 6, 2021, the Company sold and issued (i) 510,000 shares of Class A Voting Shares, valued in the aggregate at $51 based on the par value of the Company, and 3,060,000 of Class B Non-Voting Shares valued in the aggregate at $306 based on the par value of the Company, from Elvia Guadalupe Ruiz Avila, our Chief Executive Officer and Director; (ii) 190,000 shares of Class A Voting Shares, valued in the aggregate at $19 based on the par value of the Company, and 1,140,000 shares of Class B Non-Voting Shares valued in the aggregate at $114 based on the par value of the Company, from Rosalia Wall Olivier, our Secretary; and (iii) 150,000 shares of Class A Voting Shares, valued in the aggregate at $15 based on the par value of the Company, and 900,000 shares of Class B Non-Voting Shares, valued in the aggregate at $90 based on the par value of the Company, from Paola Graciela Canabal Wall, our Treasurer. Also, the Company sold and issued 150,000 shares of Class A Voting Shares, valued in the aggregate at $15, and 900,000 shares of Class B Non-Voting Shares, valued in the aggregate at $90 based on the par value of the Company, to Emiliano Canabal Wall, who is the brother, of Paola Graciela Canabal Wall, our Treasurer.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,001.60 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Class B Non-Voting Shares, par value $0.0001 per share (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $171.42 and the maximum amount that an Investor may invest in the Offering is $498,832.20, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement for Beneficial Interest in Omnibus Class B Non-Voting Shares Instrument Representing Economic Interest in Class B Non-Voting Shares and the Form of Omnibus Class B Non-Voting Shares Instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

The Company has two (2) classes of Common Stock: Class A Voting Shares and Class B Non-Voting Shares. The designations, preferences, limitations and relative rights of the classes of Common Stock shall be as set forth in the Certificate of Incorporation and as set forth in the Bylaws of the Company.

The Bylaws provide as follows:
- The Class A Common Stock shall be voting stock. The holders of the Class A Voting Shares (the "**Class A Stockholders**") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders.
- The Class B Non-Voting Shares shall be non-voting stock, and the holders of Class B Non-Voting Shares (the "**Class B Stockholders**") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law. If the shares of Class B Non-Voting Shares are represented by certificates, every Class B Stockholder shall be entitled to have a certificate, signed by or in the name of the Company by, the Chairman or Vice-Chairman of the Board of Directors, or the CEO, the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Company certifying the number of shares of Class B Non-Voting Shares owned by the Class B Stockholder in the Company.
- The name of each Class B Stockholder and the number of shares and date of issue shall be entered on the stock transfer books of the Company. The Class B Non-Voting Shares may be issued in digital form ("**Tokens**"), including but not limited to blockchain. If the shares of Class B Non-Voting Shares are represented by Tokens, every Class B Stockholder shall be entitled to receive Tokens representing the number of shares of Class B Non-Voting Shares owned by the Class B Stockholder in the Company.

Notwithstanding the provision of the Company's Bylaws in the immediately preceding bullet point, the Company will not issue Class B Non-Voting Shares of the beneficial interests therein, in digital form, including through any blockchain.

- Class B Non-Voting Shares of the Company shall be transferrable in the manner prescribed by law and in the Bylaws. Transfers of certificated shares shall be made upon surrender to the Company or the transfer agent of the Company of a certificate for shares of Class B Non-Voting Shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of Tokens shall be made upon proper documentation and instruction to the Company or the transfer agent of the Company to register the new owner and number of shares purchased.

  For the avoidance of any doubt, and notwithstanding the provision of the Company's Bylaws in the immediately preceding bullet point, the Investors have no right to transfer their respective beneficial interest in and to the Class B Non-Voting Shares under the Bylaws.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends.

Voting and Control

The Investors shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Class B Non-Voting Shares Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class B Non-Voting Shares Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such the Investor's subscription agreement, or otherwise, be construed to confer on any Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Class B Non-Voting Shares Instrument.

The Company does not have any shareholder, equity holder or voting agreements in place, except with respect to that certain Shareholders' Agreement of the Company by and among the Company, Elvia Guadalupe Ruiz Avila, as sole director of the Company, and Elvia Guadalupe Ruiz Avila, Rosalia Wall Olivier, Paola Graciela Canabal Wall, Carlos Emiliano Canabal Wall, in their respective capacities as stockholders of the Company, under which they agreed to certain capital contributions, ownership structure, management and voting provisions, restriction on transfer or issuance of shares of capital stock, right of first refusal, tag-along rights, preemptive and anti-dilution rights, dividend distributions, confidentiality, and arbitration. Specifically, such Shareholders' Agreement provides, among other things, the following:

- The Agreement, to the extent that it is inconsistent with any other instrument governing the affairs of the Company, including, but not limited to, the Company's articles of incorporation and the Company's bylaws, shall supersede such instrument to the fullest extent permitted by law. The parties hereto shall take any and all actions required to effect the foregoing superseder.
- As designated in the Articles of Incorporation, the Company has two classes of stock: (i) the Class A Voting Shares; and, (ii) the Class B Non- Voting Shares. The rights of the Class A Voting Shares and the Class B Non-Voting Shares are identical except that only the Class A Voting Shares have voting rights. Except in matters expressly stated in the Shareholders' Agreement, or when required by the Act, the Class B Non-Voting Shares shall have no right to vote on any matters. Issuance of Class A shares require unanimous approval of all Shareholders of the Company.
- Except as required by the Delaware Corporation Law, the Elvia Guadalupe Ruiz Avila, as sole director of the Company, shall manage the business and affairs of the Company, and shall have the authority to manage

the day-to-day operations of the Company, including the administration and operation of the Company's assets, financial reporting management of payroll, preparation and submission of applicable tax returns, insure compliance all applicable laws and governmental restrictions, maintenance of quality control and safety standards, monitor maintenance of operational licenses and permits and such other activities as are specifically provided for elsewhere in the Shareholders' Agreement.

- Except for certain major decisions (as set forth below), as otherwise provided in the Shareholders' Agreement or as required by the Delaware Corporation Law, the Elvia Guadalupe Ruiz Avila, as sole director of the Company shall have authority to approve all of the Company's decisions related to the day-to-day operations of the Company, but that the shareholders agree that, in addition to any requirement for shareholder approval required under applicable law, the following decisions shall require the unanimous affirmative vote, consent or approval by shareholders holding 100% of the Class A Voting Shares: (i) sale of the issued and outstanding shares of capital stock of the Company, and unless indicated otherwise shall include the Class A Voting Shares and the Class B Non-Voting Shares; (ii) additional capital contributions by Shareholders; (iii) the merger or consolidation of the Company; (iv) the sale, exchange or other disposition of all, or substantially all, of the property and assets of the Company; (iv) the sale, purchase or lease of any assets, property or equipment that exceeds or is expected to exceed a certain amount; (v) leasing of any assets of the Company; (vi) the sale to a third-party or issuance of additional Shares in the Company; (vii) amendment of the Articles of Incorporation, Bylaws or the terms of the Shareholders' Agreement; (viii) the dissolution of the Company; (ix) any loan by the Company to borrow money or incur debt by the Company; (x) create any lien on any of the Company's assets; (xi) lend money or guaranty any obligation of any Shareholder or third-party; (xii) enter into any agreement with any Related Party other than the Subsidiary; (xiii) execute any contract including leases, employment agreements and fuel supply agreements in excess of a certain amount; (xiv) approve annual budgets; (xv) cease underwriting operations or any of the Company's usual activities; and (xvi) change the authority and / or the directives given to the Director.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a cash fee comprised of: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000) (ii) five percent (5%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) four percent (4%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

The Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00 - $2,000,000); and (ii) one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and (iii) one-half percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Elvia Guadalupe Ruiz Avila *Elvia R. Ceil*
(Signature)

Elvia Guadalupe Ruiz Avila
(Name)

Sole Director
(Title)

11/30/2021
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elvia Guadalupe Ruiz Avila *Elvia R. Ceil*
(Signature)

Elvia Guadalupe Ruiz Avila
(Name)

Sole Director
(Title)

11/30/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CERVECERIA GRAN ARRECIFE MAYA USA CORP.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 6, 2021) TO APRIL 6, 2021

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Cerveceria Gran Arrecife Maya USA Corp.
Miami, Florida

Opinion

We have audited the financial statements of Cerveceria Gran Arrecife Maya USA Corp., which comprise the balance sheets as April 6, 2021, and the related statements of operations, stockholders' equity, and cash flows as of Inception (April 6, 2021) to April 6, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Cerveceria Gran Arrecife Maya USA Corp. as of Inception (April 6, 2021) to April 6, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Cerveceria Gran Arrecife Maya USA Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Cerveceria Gran Arrecife Maya USA Corp's ability to continue as a going concern as of Inception (April 6, 2021) to April 6, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cerveceria Gran Arrecife Maya USA Corp's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Cerveceria Gran Arrecife Maya USA Corp's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 26, 2021
Los Angeles, California

CERVECERIA GRAN ARRECIFE MAYA USA CORP.
BALANCE SHEET

As of		April 6, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Inventory		-
Other current assets		-
Total current assets		-
Total assets	$	-
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		-
Non-Current Liabilities:		
Loans		-
Total liabilities		-
STOCKHOLDERS' EQUITY		
Class A Common Stock, $1 par value, 1,000 shares authorized, 1000 shares issued and oustanding		1,000
Class B Common Stock, $1 par value, 100,000 shares authorized, no shares issued and oustanding		-
Subscription receivable		(1,000)
Net Income		-
Total Shareholders' equity		-
Total liabilities and shareholders' equity	$	-

See accompanying notes to financial statements.

Inception (April 6, 2021)	April 6, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

CERVECERIA GRAN ARRECIFE MAYA USA CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, $US)	Class A Common Stock		Class B Common Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholders' Equity
	Shares	Amount	Shares	Amount				
Inception date (April 6, 2021)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Class A common stock	1,000	1,000	-	-	(1,000)	-	-	-
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-
Net income/(loss)		-		-	-		-	-
Balance—April 6, 2021	1,000	$ 1,000	-	$ -	$ (1,000)	$ -	$ -	$ -

See accompanying notes to financial statements.

CERVECERIA GRAN ARRECIFE MAYA USA CORP.
STATEMENTS OF CASH FLOWS

Inception (April 6, 2021) to		April 6, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Contributions		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Cerveceria Gran Arrecife Maya USA Corp. was incorporated on April 6, 2021 in the state of Delaware. The financial statements of Cerveceria Gran Arrecife Maya USA Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

The Company makes a craft beer out of sea water.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company will recognize revenues primarily from user fees from customers using its platform when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 6, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DEBT

The company currently has no debt.

4.   SHAREHOLDERS' EQUITY

Common Stock

As of April 6, 2021, the Company had authorized 1,000 shares of Class A voting common stock, par value $1. As of April 6, 2021, the Company had authorized 100,000 shares of Class B non-voting common stock. As of April 6, 2021, the Company had 1,000 shares of Class A and 0 shares of Class B common stock issued and outstanding.

5.   RELATED PARTIES

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of April 6, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 26, 2021 the date the financial statements were available to be issued.

On July 8, 2021, the Company amended its articles. The authorized stock was amended to 1,000,000 Class A Voting Shares and 9,000,000 Class B Non-Voting Shares with a par value of $0.0001 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	Cerveza Tulum
Logo	**TULUM** CERVEZA ARTESANAL
Headline	Tulum beer made from sea water, environmentally responsible + w/ a great taste!
Hero Image	
Tags	Eco, Female Founders, Beer, CPG, Coming soon, Startups
Pitch text	**Summary** - Craft beer from Tulum with a commitment to save the ocean - Extensive environmental protection and sustainability practices - Growing market share in Florida, featured at Disney and EPCOT 326% sales increase from 2018 to year-end 2020 $287k revenue in 2020 294M cases/year potential in targeted markets 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.



Wind Generation Tower

-Direct connection 600kW turbines next to our brewery, providing us with clean energy.



Residual water treatment plant

-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.



Solar Farm

-200 Solar Energy panels for the operation of our industrial plant.



Solar Air Conditioning System

-22 Solar Mini Splits for our hotel.



Solar Water Heaters

-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT Mexican pavilion and the food & wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.

DATA PER BOTTLE

PRICE $2.09



PROFIT MARGIN
73%

COST
$1.21

RESULTS



	2018	2019	2020
USD	$69,249	$162,450	$286,632
Cases	2355	4776	9152





	JAN	FEB	MAR	APR	MAY	JUNE
USD	$44,749	$47,311	$61,794	$67,738	$78,191	$98,208
Cases	1,310	1,385	1,809	1,983	2,289	2,875

for 2021

PROJECTIONS



	2021	2022	2023	2024	2025
USD	$1,386,629	$4,632,993	$11,119,241	$26,688,595	$64,063,891
Cases	40,593	127,286	286,673	645,642	1,454,110

*Case = 24 bottles

! The high growth between 2021 and 2022 is the result of the beginning of operations of the new production plant.

! Our projection for 2021 of 40,593 cases represents only 13% of the output capacity of the new plant

! We estimate to increase our output capacity at a 15% monthly rate to meet the current market demand

DISTRIBUTION CHANNELS
January 2021 - May 2021



Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.





MEXICO IS THE TOP 1 BEER EXPORTER IN THE WORLD
TOTAL BEER CONSUMPTION PER CAPITA
USA 2,610 oz. per year
328,461,000 population
MEXICO 2,299 oz. per year
126,578,000 population
SPAIN & GREECE 4,159 oz. per year
8,051,179 population

Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production
- Distribution
- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding and offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran Arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage our planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:



Rudy Ruiz Project Consultant of Cervecería Gran Arrecife Maya GAM since 2020
Executive Vice President, SOUTERN WINE & SPIRTIS OF AMERICA, 1993-present. President & CEO, BACARDI USA, 1999-2003. President & CEO, BACARDI GLOBAL BRANDS, 1997- 1999. President & CEO, BACARDI ASIA/PACIFIC, 1996-1997.



Selene Estrada USA & LATAM Sales Director, Cervecería Gran Arrecife Maya GAM since 2020.
USA & LATAM Sales Directos, Botran Guatemalan Rum (ILG) 2018- 2020 GLOBAL CHIEF OPERATIONS OFFICER, Casa Armando Guillermo Prieto, 2015-2017. USA GENERAL MANAGER, Casa Armando Guillermo Prieto. 2007-2014 STRATEGIC PLANNER COORDINATOR, CIMSA-COCA COLA, 2005 - 2007.



Rafael Miyar Partner & Commercial Director of Cervecería Gran Arrecife Maya GAM
Vice President of Northern Operations at PEPSI GEPP, for 16 years, 1998-2014. Vice President of Operations and Marketing PANAMCO - Coca Cola, 1997. General Manager at Bebidas Munciales SA, 1985-1996. Marketing Manager at Procor Administrative Services, 1983-1984. Deputy Director of South Zone Operations, Coca Cola Company, 7 years, 1976-1982.



Main Shareholder and Founder:
Elvia Ruíz
Outstanding businesswoman, related to various industries and businesses; She has been a Partner of Palmeras Group for 17 years, a company dedicated to the sale and distribution of beers and soft drinks, in Tabasco and Quintana Roo, Mexico.

Team

	Rudy Ruiz	Project Consultant
	Selene Estrada	USA & LATAM Sales Director
	Rafael Miyar	Partner & Commercial Director
	Elvia Ruiz	Founder

Perks

$500	6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$1,000	12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$2,500	24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$5,000	24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

CERVECERÍA GRAN ARRECIFE MAYA USA CORP.

Subscription Agreement for
Beneficial Interest in Omnibus Class B Instrument
Representing Economic Interest in
Class B Non-Voting Shares

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Cervecería Gran Arrecife Maya USA Corp., a Delaware corporation(the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Class B Non-Voting Shares Instrument attached hereto as Exhibit A (the "**Omnibus Class B Non-Voting Shares Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in certain shares of the Company's Class B Non-Voting Shares (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Class B Non-Voting Shares Instrument issued by the Company to the custodian designated in the Omnibus Class B Non-Voting Shares Instrument, Prime Trust, LLC ("**Custodian**"), with the Custodian as legal record owner of the Class B Non-Voting Shares, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Class B Non-Voting Shares Instrument).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the

investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of the Omnibus Class B Non-Voting Shares Instrument; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form attached hereto as <u>Exhibit B</u>; (v) Custodian's execution and delivery, on behalf of the Subscriber, who hereby consents to the terms of, this Agreement, the Omnibus Class B Non-Voting Shares Instrument, and the Shareholders' Agreement dated as of August 12, 2021 in the form attached hereto as <u>Exhibit C</u> (together, the "**Transaction Documents**") and (v) the Company counter-signing this Agreement and the Omnibus Class B Non-Voting Shares Instrument.

(b) *Nature of Interest in Omnibus Class B Non-Voting Shares Instrument; Limitation on Participation in Company Affairs.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Class B Non-Voting Shares Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Class B Non-Voting Shares Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class B Non-Voting Shares Instrument, or (ii) any right to be deemed the legal record owner of the Capital Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Class B Non-Voting Shares Instrument.

(c) *No Issuance or Delivery of Securities in Digital Form.* The Company represents and warrants that it will not issue or deliver Class B Non-Voting Shares, the Omnibus Class B Non-Voting Shares Instrument or any other capital stock issuable under this Agreement in digital form, including through any blockchain.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Class B Non-Voting Shares Instrument, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Class B Non-Voting Shares Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Class B Non-Voting Shares Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Class B Non-Voting Shares Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Class B Non-Voting Shares Instrument (nor the Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Class B Non-Voting Shares Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Class B Non-Voting Shares Instrument.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Class B Non-Voting Shares Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest in the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Class B Non-Voting Shares Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Class B Non-Voting Shares Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Class B Non-Voting Shares Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Class B Non-Voting Shares Instrument.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Class B Non-Voting Shares Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Class B Non-Voting Shares Instrument, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Class B Non-Voting Shares Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Class B Non-Voting Shares Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C, as amended, and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Class B Non-Voting Shares Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Class B Non-Voting Shares Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Class B Non-Voting Shares Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber agrees, acknowledges, warrants and covenants that (1) the Custodian will and shall sign the (i) Shareholders' Agreement dated as of August 12, 2021 ("**Shareholders' Agreement**") as legal record owner of the Class B Non-Voting Shares; (2) the Subscriber shall have no rights under the Shareholders' Agreement; (3) the Subscriber hereby authorizes the Custodian to (A) covenant to vote Shares (as defined in the Shareholders' Agreement) held by the Custodian in accordance with the written instruction of the Company's Board of Directors; (B) waive any right to receive notice of, or any right to exercise any option to purchase any Shares (as defined in the Shareholders' Agreement) in, any transaction subject to a right of first refusal under Section 5.3 of the Shareholders' Agreement (or any successor provision); (C) waive any right to receive notice of, or any right to elect to participate in, any transaction subject to a tag-along right under Section 5.5 of the Shareholders' Agreement (or any successor provision); and (D) waive any right to receive notice of, or any right to participate in, any offer, sale or issuance of any Capital Stock of the Company under Section 5.6 of the Shareholders' Agreement (or any successor provision). The Subscriber hereby authorizes the Custodian to execute, deliver to the Company an executed counterpart signature page and/or version to the Company of, and become the legal record owner of the Class B Non-Voting Shares and the legal party to the Shareholders' Agreement as a "Class B Non-Voting Shareholder" for all purposes thereunder.

(s) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Class B Non-Voting Shares, the Omnibus Class B Non-Voting Shares Instrument and the Beneficial Interest in accordance herewith, shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner of the Class B Non-

Voting Shares and the legal party to the Shareholders' Agreement in the form attached hereto as <u>Exhibit C</u>, and shall be deemed a "Class B Non-Voting Shareholder" for all purposes under the Shareholders' Agreement.

(t) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Class B Non-Voting Shares, the Omnibus Class B Non-Voting Shares Instrument and the Beneficial Interest, shall (A) covenant to vote Shares (as defined in the Shareholders' Agreement) held by the Custodian in accordance with the written instruction of the Company's Board of Directors; (B) waive any right to receive notice of, or any right to exercise any option to purchase any Shares (as defined in the Shareholders' Agreement) in, any transaction subject to a right of first refusal under Section 5.3 of the Shareholders' Agreement (or any successor provision); (C) waive any right to receive notice of, or any right to elect to participate in, any transaction subject to a tag-along right under Section 5.5 of the Shareholders' Agreement (or any successor provision); and (D) waive any right to receive notice of, or any right to participate in, any offer, sale or issuance of any Capital Stock of the Company under Section 5.6 of the Shareholders' Agreement (or any successor provision).

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber or upon the written consent of the Company and the majority of the Holders by interest (calculated based on the Beneficial Interests of the Holders, not the number of Holders) (such terms as defined in the Omnibus Class B Non-Voting Shares Instrument).

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein may be assigned or transferred by the Subscriber without the Company's consent when and if the Company registers the same class of securities under Section 12(g) of the Exchange Act or Section 15(d) of the Securities Act and such assignment or transfer is made in accordance with any applicable Lock-up Period and the Transaction Documents.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Class B Non-Voting Shares Instrument constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Class B Non-

Voting Shares Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Class B Non-Voting Shares Instrument applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____

Print Name

_____

Signature

_____

Print Name of Additional Signatory

_____

Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
CERVECERÍA GRAN ARRECIFE MAYA USA CORP.	**PRIME TRUST, LLC,**
By: _____	By: _____
Name: Elvia Guadalupe Ruiz Avila	Name:
Title: Chief Executive Officer	Title:
Date: _____	Date: _____
Address:	Address:
Email:	Email:

FORM OF OMNIBUS CLASS B NON-VOTING SHARES INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

CERVECERÍA GRAN ARRECIFE MAYA USA CORP.

OMNIBUS CLASS B NON-VOTING SHARES INSTRUMENT
Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Class B Non-Voting Shares Instrument Amount**"), Cervecería Gran Arrecife Maya USA Corp., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), _____ shares of the Company's Class B Non-Voting Shares, par value $0.0001 per share (the "**Class B Non-Voting Shares**"), to be held by Prime Trust subject to the terms set forth below.

See Section 2 for certain additional defined terms.

1. **Instrument**

This Omnibus Class B Non-Voting Shares Instrument initially shall entitle each Subscriber to a beneficial ownership interest herein that represents the number of shares of Class B Non-Voting Shares Common Stock equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Omnibus Class B Non-Voting Shares Instrument Amount; *times* (ii) the quotient of the Omnibus Class B Non-Voting Shares Instrument Amount *divided by* the $1.7142 (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company.

2. **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Common Stock**" means the Class A Voting Shares, par value $0.0001 per share, and the Class B Non-Voting Shares, par value $0.0001 per share.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in this Omnibus Class B Non-Voting Shares Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Preferred Stock**" means, with respect to the Company, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the Capital Stock of any other class or classes (however designated).

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Class B Non-Voting Shares Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Class B Non-Voting Shares Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the

Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Omnibus Class B Non-Voting Shares Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Class B Non-Voting Shares Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable shares of Class B Non-Voting Shares pursuant to Section 1.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)   The Company has engaged, or shortly after the issuance of this Omnibus Class B Non-Voting Shares Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Class B Non-Voting Shares Instrument and the Capital Stock.

(g)   The Company will not issue or deliver Class B Non-Voting Shares, the Omnibus Class B Non-Voting Shares Instrument or any other capital stock issuable under this Agreement in digital form, including through any blockchain

4.   Prime Trust Representations

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Class B Non-Voting Shares Instrument and to perform its obligations hereunder. This Omnibus Class B Non-Voting Shares Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   Prime Trust shall execute, deliver to the Company an executed counterpart signature and/or version of the Transaction Document, become the record owner of the Class B Non-Voting Shares and be deemed a "Class B Non-Voting Shareholder" for all purposes under the Shareholders' Agreement.

(c)   Notwithstanding anything to the contrary in this Omnibus Class B Non-Voting Shares

Instrument, Prime Trust shall, and hereby does, (A) covenant to vote Shares (as defined in the Shareholders' Agreement) held by the Custodian in accordance with the written instruction of the Company's Board of Directors; (B) waive any right to receive notice of, or any right to exercise any option to purchase any Shares (as defined in the Shareholders' Agreement) in, any transaction subject to a right of first refusal under Section 5.3 of the Shareholders' Agreement (or any successor provision); (C) waive any right to receive notice of, or any right to elect to participate in, any transaction subject to a tag-along right under Section 5.5 of the Shareholders' Agreement (or any successor provision); and (D) waive any right to receive notice of, or any right to participate in, any offer, sale or issuance of any Capital Stock of the Company under Section 5.6 of the Shareholders' Agreement (or any successor provision).

5.   **Transfer Restrictions**

(a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY

AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Class B Non-Voting Shares Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Class B Non-Voting Shares Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(g)   Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(d)(i).

6.   Dividends, Distributions, Voting Rights

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the shares of Class B Non-Voting Shares Common Stock, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or Prime Trust shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the shares of Class B Non-Voting Shares Common

Stock represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of shares of Class B Non-Voting Shares Common Stock subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the shares of Class B Non-Voting Shares Common Stock, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the shares of Class B Non-Voting Shares Common Stock, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the shares of Class B Non-Voting Shares Common Stock as may be required by, or as is consistent with, the provisions of the articles of incorporation of the Company to fully reflect the effects of such split-up, combination or other reclassification of the shares of Class B Non-Voting Shares Common Stock, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by Prime Trust in exchange for or upon conversion of or in respect of the shares of Class B Non-Voting Shares Common Stock as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such shares of Class B Non-Voting Shares Common Stock. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the shares of Class B Non-Voting Shares Common Stock for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting, or opportunity for consent in lieu of a meeting, at which the holders of the shares of Class B Non-Voting Shares Common Stock are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of

Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of Class B Non-Voting Share Common Stock shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the written instruction of the Company's Board of Directors, and Prime Trust will not exercise any discretion in voting any of the shares of Class B Non-Voting Shares Common Stock represented by the Beneficial Interests.

7. Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Class B Non-Voting Shares Instrument for Class B Non-Voting Shares Common Stock in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Omnibus Class B Non-Voting Shares Instrument and any shares of Capital Stock issued pursuant to the terms of this Omnibus Class B Non-Voting Shares Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Any provision of this Omnibus Class B Non-Voting Shares Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Class B Non-Voting Shares Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Class B Non-Voting Shares instrument shall be considered legal record holder of the Class B Non-Voting Shares Common Stock.

(f)   Neither this Omnibus Class B Non-Voting Shares Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Omnibus Class B Non-Voting Shares Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this Omnibus Class B Non-Voting Shares Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein may be assigned or transferred without the Company's consent when and if the Company registers the same class of securities under Section 12(g) of the Exchange Act or Section 15(d) of the Securities Act and such assignment or transfer is made in accordance with any applicable Lock-up Period and the Transaction Documents.

(g)   In the event any one or more of the terms or provisions of this Omnibus Class B Non-Voting Shares Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Class B Non-Voting Shares Instrument operate or would prospectively operate to invalidate this Omnibus Class B

Non-Voting Shares Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Class B Non-Voting Shares Instrument and the remaining terms and provisions of this Omnibus Class B Non-Voting Shares Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this Omnibus Class B Non-Voting Shares Instrument may be issued in whole or fractional parts.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Class B Non-Voting Shares Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) Each Holder has, and at all times under this Omnibus Class B Non-Voting Shares Instrument will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Class B Non-Voting Shares Instrument, the terms of this Omnibus Class B Non-Voting Shares Instrument will control.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Class B Non-Voting Shares Instrument to be duly executed and delivered.

CERVECERÍA GRAN ARRECIFE MAYA USA CORP.

By: _____
    Name: Elvia Guadalupe Ruiz Avila
    Title: Chief Executive Officer
    Address: 3500 South Dupont Highway, Dover, DE, 19901
    Email: elvia.ruiz@granarrecifemaya.com

PRIME TRUST, LLC,
Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By: _____
Signature

_____
Print Name of Additional Signatory

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

PRIME TRUST NEW ACCOUNT AGREEMENT

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:

Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:
a.   This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.
b.   As a self-directed Account, you acknowledge and agree that:
  i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.
  ii.   Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.
  iii. Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c.   Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:
The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:
- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.
- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements
- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary

fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute   discretion.

4. ASSETS AND CUSTODY:
   a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.
   b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.
   c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.
   d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.
   e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.
   f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.
   g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.
   h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. **ELECTRONIC STATEMENTS ELECTION:**
Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii.   Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii.   The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv.   Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1.   Disclaimer of Liability and Consequential Damages.

CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND

SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.
ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.
Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

4. Limitation on Prime Trust's Duty to Litigate.
Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime

Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii. Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6. Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime

Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because**:** (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of _____day of _____, 2021 by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Scott Purcell
Title: Chief Trust Officer

Exhibit C

Shareholders Agreement

SHAREHOLDERS' AGREEMENT

OF

CERVECERIA GRAN ARRECIFE MAYA USA CORP.

A Delaware Corporation

Dated August 12th, 2021

SHAREHOLDERS' AGREEMENT
of
CERVECERIA GRAN ARRECIFE MAYA USA CORP.
A Delaware Corporation

This Shareholders Agreement ("Agreement") is entered into as of August 12th , 2021 (the "Effective Date"), by and among CERVECERIA GRAN ARRECIFE MAYA USA CORP., a corporation formed under the laws of the State of Delaware (the "Corporation") and Elvia Guadalupe Ruiz Avila as Sole Director of the Corporation, together with Elvia Guadalupe Ruiz Avila , Rosalia Wall Olivier, Paola Graciela Canabal Wall, Carlos Emiliano Canabal Wall as Class A Voting Shareholders ("Class A Shareholders") and Class B Non Voting Shareholders ("Class B Non-Voting Shareholders") and any other individuals who may hereafter become shareholders of the Corporation (hereinafter collectively referred to as "Shareholders" and individually as "Shareholder").

RECITALS:

WHEREAS, the founding Shareholders have agreed to make the following non-refundable initial capital contributions:

WHEREAS, following the aforementioned capital contributions, the ownership structure of the Corporation shall be as follows:

Class A Voting Shares

Shareholder	Date	Number of Shares	Per Share Value
Elvia Guadalupe Ruiz Avila	4/06/21	510,000	$51
Rosalia Wall Olivier	4/06/21	190,000	$19
Paola Graciela Canabal Wall	4/06/21	150,000	$15
Emiliano Canabal Wall	4/06/21	150,000	$15

Class B Non-Voting Shares

Shareholder	Date	Number of Shares	Per Share Value
Elvia Guadalupe Ruiz Avila	4/06/21	3,060,000	$306
Rosalia Wall Olivier	4/06/21	1,140,000	$114
Paola Graciela Canabal Wall	4/06/21	900,000	$ 90
Emiliano Canabal Wall	4/06/21	900,000	$ 90

WHEREAS, the Corporation is engaged or plans to engage in the sale and distribution of beer (collectively, the "Corporation's Business"); and

WHEREAS, the Shareholders desire to enter into this Agreement to, among other things, to: (i) provide for the orderly disposition of their respective Shares in the manner set forth herein; and (ii) restrict the activities of the parties hereto in the conduct of the Corporation's affairs in accordance with the terms hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
Recitals, Exhibits, Schedules

The foregoing recitals are true and correct and, together with any Exhibits and Schedules hereinafter referred to, are incorporated herein by this reference.

ARTICLE 2
Definitions

As used in this Agreement, the capitalized words and phrases shall have the following meanings unless the context shall require otherwise.

2.1 **The Corporation's Affiliate**. Shall mean any other entity in which the Corporation has more than 50% of voting shares.

2.2 **Affiliate.** Any Person, directly or indirectly, through one (1) or more intermediaries, controlling, controlled by, or under common control with a Shareholder. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity;

2.2.1 As of the date hereof the following are agreed and acknowledged to be Affiliates (collectively, "Stated Affiliates"): Controladora Gran Arrecife Maya SAPI de CV

2.2.2 any Stated Affiliate's affiliated corporations or limited liability companies, partnership, trust, other entity or association, in which any Stated Affiliate has directly or indirectly, of five (5%) percent or more of the ownership of the capital or voting interests thereof; and/or,

2.2.3 any corporation or limited liability company, partnership, trust, other entity or association in which the officers, directors or managers of any Shareholder or any Stated Affiliate have an ownership of ten (10%) percent or more of the ownership of the capital or voting interests thereof.

2.3 **Bylaws.** The "Bylaws" means the Corporation's Bylaws in the form attached hereto as Exhibit A, as amended from time to time.

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2.4 __Class A Voting Shares__. The "Class A Voting Shares" means the voting common stock of the Corporation held by the Class A Shareholders and as designated in the Articles of Incorporation.

2.5 __Class B Non-Voting Shares__. The "Class B Non-Voting Shares" means the non-voting common stock of the Corporation held by the Class B Shareholders and as designated in the Articles of Incorporation.

2.6 __Code__. The "Code" is the Internal Revenue Code of 1986, as amended from time to time, including any regulations promulgated thereunder.

2.7 __Corporation's Business__. The "Corporation's Business" shall have the meaning set forth in the recitals to this Agreement.

2.8 __Dollars or $__. "Dollars" or "$" means the currency of The United States.

2.9 __Majority Vote__. The "Majority Vote" means resulting affirmative approval in vote by Class A Shareholder's holding one hundred percent (100%) of the Class A Voting Shares.

2.10 __Person__. "Person" shall mean a corporation, association, partnership, joint venture, organization, business, individual, trust or any other entity or organization, including a government or any subdivision or agency thereof.

2.11 __Shareholder__. "Shareholder" shall mean any Person which becomes a "Shareholder" of the Corporation as provided for herein.

2.12 __Shares__. "Shares" shall mean the issued and outstanding shares of capital stock of the Corporation, and unless indicated otherwise shall include the Class A Voting Shares and the Class B Non-Voting Shares.

2.15 __Transfer__. A "Transfer" shall mean, with respect to any Shares, the sale, assignment, conveyance, transfer, pledge, encumbrance, hypothecation or other disposition by a Shareholder of all or any portion of its Shares in any manner whatsoever. To "Transfer", with respect to any Shares, shall mean to sell, assign, convey, transfer, pledge, encumber, hypothecate or otherwise dispose of such Shares in any manner whatsoever.

ARTICLE 3
General Provisions

3.1 __Articles of Incorporation, Bylaws__. This Agreement, to the extent that it is inconsistent with any other instrument governing the affairs of the Corporation, including, but not limited to, the Corporation's articles of incorporation and the Corporation's bylaws, shall supersede such instrument to the fullest extent permitted by law. The parties hereto shall take any and all actions required to effect the foregoing superseder.

3.2 __Class A Voting Shares and Class B Non-Voting Shares__. As designated in the Articles of Incorporation, the Corporation has two classes of stock: (i) the Class A Voting

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Shares; and, (ii) the Class B Non-Voting Shares. The rights of the Class A Voting Shares and the Class B Non-Voting Shares are identical except that only the Class A Voting Shares have voting rights. Except in matters expressly stated in this Agreement, or when required by the Act, the Class B Non-Voting Shares shall have no right to vote on any matters. Issuance of Class A Voting Shares require unanimous approval of all Shareholders of the Corporations.

3.3 Conversion. Class A Voting Shares are convertible at the option of the holder into Class B Non-Voting Shares upon written notice to the transfer agent, provided that each conversion and applicable conversion ratio is subject to the approval of the Class A Shareholders as stipulated in Section 4.2 herein below.

3.4 Initial Capital Contributions. Initial capital contribution made by each Shareholder (the "Initial Capital Contribution").

3.7 Additional Capital Contributions. Any capital contribution to the Corporation made by Shareholders other than the Initial Capital Contribution.

3.8 Ownership of Shares. Subject only to the payment of the Initial Capital Contribution, each of the Shareholders declares, warrants and represents that, as of the date hereof, he owns, possesses, controls and has good, valid and marketable title to those shares of stock as set forth below opposite its name, free and clear of all liens, claims and rights of others:

Shareholder:	Class A Voting Shares	Class B Non-Voting Shares
Elvia Guadalupe Ruiz Avila	510	357,000
Rosalia Wall Olivier	190	133,000
Paola Graciela Canabal Wall	150	105,000
Carlos Emiliano Canabal Wall	150	105,000

3.9 Legend on Certificates. Immediately after the execution of this Agreement, each of the Shareholders shall deliver to the Corporation the certificates for all the Shares owned by such Shareholder, and the Corporation will endorse on the face of each such certificate a legend reading substantially as follows:

ANY SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY AND SUBJECT TO THE TERMS AND PROVISIONS OF A SHAREHOLDERS AGREEMENT, DATED AS OF JULY 13, 2016, AS AMENDED FROM TIME TO TIME. A COPY OF SAID SHAREHOLDERS AGREEMENT IS ON FILE AT THE CORPORATION'S PRINCIPAL OFFICE. BY ACCEPTANCE OF THIS CERTIFICATE, THE HOLDER HEREOF AGREES TO BE BOUND BY THE TERMS OF SAID SHAREHOLDERS AGREEMENT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER APPLICABLE LAW, OR (2) AN OPINION OF COUNSEL, SATISFACTORY TO THE CORPORATION, THAT SUCH REGISTRATION IS NOT REQUIRED.

3.10 **Copy of Agreement.** A copy of this Agreement shall be filed at the Corporation's principal office.

3.11 **Approval of Bylaws.** The bylaws and article of incorporation of the Corporation shall be in form attached hereto as Exhibit A (the "Bylaws and Articles").

3.12 **Application to All Shares.** This Agreement shall apply to all the issued and outstanding Shares of the Corporation and to all other capital stock of the Corporation, of any class or denomination, which may hereafter be issued. The Corporation agrees that it will not transfer, issue or reissue any Shares without requiring proof of compliance with this Agreement, and that it shall endorse the legend set forth in Section 3.9 above on each certificate hereafter issued or reissued by the Corporation.

3.13 Purpose. To the extent not inconsistent with required provisions of Florida Law, this Agreement is intended to constitute an agreement among the Shareholders under Delaware General Corporation Law (Title 8, Chapter 1, Delaware Code) ("Delaware Corporation Law").

ARTICLE 4
Management and Voting Provisions

4.1 Director.

4.1.1 Except as required by the Delaware Corporation Law, the Director shall manage the business and affairs of the Corporation, and shall have the authority to manage the day-to-day operations of the Corporation, including the administration and operation of the Corporation's assets, financial reporting management of payroll, preparation and submission of applicable tax returns, insure compliance all applicable laws and governmental restrictions, maintenance of quality control and safety standards, monitor maintenance of operational licenses and permits and such other activities as are specifically provided for elsewhere in this Agreement.

4.1.2 Except for Major Decisions (as defined below), as otherwise provided in this Agreement or as required by the Act, the Director shall have authority to approve all of the Corporation's decisions related to the day-to-day operations of the Corporation.

4.2 Major Decisions. The Shareholders agree that, in addition to any requirement for shareholder approval required under applicable law, the following decisions shall require the unanimous affirmative vote, consent or approval by Shareholders holding 100% of the Class A Voting Shares:

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4.2.1 sale of Shares;

4.2.2 conversion of Class A Voting Shares to Class B Non-Voting Shares;

4.2.3 additional capital contributions by Shareholders;

4.2.4 the merger or consolidation of the Corporation;

4.2.5 the sale, exchange or other disposition of all, or substantially all, of the property and assets of the Corporation;

4.2.6 the sale, purchase or lease of any assets, property or equipment that exceeds or is expected to exceed $100,000;

4.2.7 leasing of any assets of the Corporation;

4.2.8 the sale to a third-party or issuance of additional Shares in the Corporation;

4.2.9 amendment of the Articles of Incorporation, Bylaws or the terms of this Agreement;

4.2.10 the dissolution of the Corporation;

4.2.11 any loan by the Corporation to borrow money or incur debt by the Corporation;

4.2.12 create any lien on any of the Corporation's assets;

4.2.13 lend money or guaranty any obligation of any Shareholder or third-party;

4.2.14 enter into any agreement with any Related Party other than the Subsidiary;

4.2.15 execute any contract including leases, employment agreements and fuel supply agreements in excess of $100,000;

4.2.16 approve annual budgets;

4.2.17 cease underwriting operations or any of the Corporation's usual activities;

4.2.18 change the authority and / or the directives given to the Director.

ARTICLE 5
Restriction on Transfer or Issuance of Shares

5.1 Restriction on Transfer of Shares. The Corporation shall not issue any additional Shares and none of the Shareholders shall Transfer any of its Shares or any interest therein, or suffer the same to be subject, directly or indirectly, to Transfer by operation of law, as a result of such Shareholder's bankruptcy, court order or otherwise, without the prior unanimous written consent of all the Shareholders holding Class A Voting Shares.

5.2 <u>Effect of Non-Complying Transfer or Issuance of Shares</u>. In the event any purported or attempted Transfer of Shares or any issuance of additional Shares does not comply with the provisions of this Agreement, the purported transferee or purchaser shall be deemed not to be a shareholder of the Corporation and shall not be entitled to registration of such transfer on the books of the Corporation. No Transfer of Shares or issuance of additional Shares shall be valid unless the transferee or purchaser has first become a party to this Agreement. The Corporation shall not be bound to acknowledge or recognize any Transfer of Shares until the Corporation has been furnished with such reasonable written proof of the Transfer as it shall demand. In addition thereto, no Person shall have the right to become a Shareholder unless: (i) such Person has executed any and all instruments, in form and substance reasonably satisfactory to counsel for the Corporation, required to evidence (a) such Person's ownership of such Shares on the books and records of the Corporation, (b) such Person's acceptance and adoption of all of the terms and provisions of this Agreement, and (c) that the Transfer of such Shares or the issuance of such additional Shares does not require registration under the Securities Act of 1933, as amended or the securities laws of any state or other jurisdiction (such evidence may include an opinion of counsel) or that a Registration Statement is in effect with respect to such issuance or Transfer; and (ii) such Person has paid all reasonable attorneys' fees incurred by the Corporation in connection with the preparation of such documentation. The Shareholders hereby agree to cause this Agreement to be amended to permit a transferee or purchaser acquiring shares of Shares in accordance with the provisions of this Agreement to become a shareholder of the Corporation, a party hereto and a "Shareholder" hereunder.

5.3 <u>Right of First Refusal</u>. No Shareholder shall sell, transfer or otherwise dispose of its Shares to any Person who is not a Shareholder except in accordance with this Section 5.3:

5.3.1 No Shareholder shall be authorized to transfer its Shares to any party who is not a Shareholder except as otherwise expressly provided herein without first receiving from such party a bona-fide written purchase offer for all and not less than all of its Shares setting forth all the material terms for such disposition (the "Purchase Offer"). The Purchase Offer must be legally enforceable against the purchaser and the purchaser must agree to be bound by the terms of this Agreement and all obligations of the Shareholder seeking to transfer its Shares (the "Transferor") hereunder, if the Transfer is consummated. The Transferor shall forward to the other Shareholders (the "Other Shareholders") a copy of the Purchase Offer, provided that, shall the Purchase Offer pertains to the sale of Class A Shares, Class A Shareholders shall have the right to purchase all of the Class A Shares offered for sale on the same terms and conditions as set forth in the Purchase Offer over Class B Shareholders pursuant to the provisions of 5.3.2 herein below. In the event that the Class A Shareholders fail to purchase all of the Class A shares offered for sale, then Class B Shareholders may have the option to purchase said unsold Class A Shares on the same terms and conditions as set forth in the Purchase Offer, pursuant to the provisions of 5.3.2 herein below.

5.3.2 For 15 days after the date of receipt by the Other Shareholders of the Purchase Offer, at its option the Other Shareholders shall have the right to purchase their prorata share of all of the Shares offered for sale on the same terms and conditions as set forth in the Purchase Offer, provided that, shall the Purchase Offer pertains to the sale of Class A Shares, Class A Shareholders shall have the right to purchase all of the Class A Shares offered for sale over Class B Shareholders. In the event Class A Shareholders fail to purchase all of the Class A Shares offered, then Class B Shareholders may have the option to purchase said unsold Class A Shares. If any Other Shareholder fails to purchase its prorata share of the Shares being offered for sale, the remaining Other Shareholders may purchase their prorata share of the Shares declined by said Other Shareholder. The Transferor must offer to sell to the Other Shareholders all and not less than all of the Transferor's Shares at the same price per share of Shares and pursuant to the terms and conditions set forth in the Purchase Offer. The Other Shareholders shall exercise their option to purchase the Shares pursuant to this Section 5.3 by giving written notice thereof to the Transferor within such 15-day period. Such notice shall specify a date for the closing of such purchase which shall be not more than 30 days after the date of such notice of exercise of the Other Shareholder's purchase option.

5.3.3 If the Transferor's offer to sell is not accepted and consummated by the Other Shareholders within the time periods specified above, the Transferor may transfer its Shares to the prospective purchaser who submitted the Purchase Offer in material compliance with the terms of the Purchase Offer. However, if the Transferor shall fail to make and consummate such transfer within 90 days following the date of expiration of the time periods provided above for purchase by the Other Shareholder, or if the terms and conditions of the Purchase Offer are materially modified or are not substantially the same terms and conditions as presented to the Other Shareholder, the Transferor may not sell its Shares to the prospective purchaser and the Transferor's stock shall again become subject to all the restrictions of this Section 5.3.

5.4 Closing. The closing of any purchase and sale to the Purchasing Shareholders pursuant to this Article shall be held at the then principal office of the Corporation, or at such other location as the parties to such purchase and sale shall mutually agree, at 10:00 a.m. (Easter Time), on the sixtieth (60th) day after the date on which the Notice of Offer is given, on the next business day if such date for closing falls on a non-business day or on such other date and/or at such other time as the parties to such purchase and sale shall mutually agree. At closing, the Offeror shall: (i) represent and warrant that he is the sole owner of the Shares being sold, that such Shares are held free and clear of any and all pledges, claims, liens and rights of others (other than the effect of this Agreement) and that the Offeror has the full power, right and authority to consummate the transaction; (ii) resign from all corporate offices and directorships; and (iii) deliver to the Purchasing Shareholders the Shares so sold, duly endorsed for the transfer with all necessary stock transfer tax stamps affixed, together with all other documents necessary to transfer such Shares.

5.5 Tag Along Right of Shareholders. If any Shareholder or group of Shareholders desire to sell, in a transaction or series of transactions which represent any percentage of the outstanding Shares ("Selling Shareholders") in a Transfer that is otherwise permitted by the terms of this Agreement, the Selling Shareholders must offer the other Shareholders an opportunity to participate in such sale by giving written notice (a "Notice of Tag Along Right") to each of the other Shareholders of the Selling Shareholder's desire to sell Shares. Such notice shall include the name and address of the prospective purchaser, the number of Shares involved in the proposed transaction and the price, principal economic terms and all other conditions of such sale. Any Shareholder may elect to participate in any such proposed sale by notifying the Selling Shareholders designated in the Notice of Tag Along Right in writing of such election within thirty (30) days after Notice of Tag Along Right is given, which election shall be irrevocable provided that the proposed sale is consummated. If no such written election is given by a Shareholder prior to 5:00 p.m. (Eastern Time) on the last day of such thirty (30) day period, such Shareholder shall be deemed to have elected not to participate in such sale. Any Shareholder who elects to participate in such proposed sale in accordance with this Section shall sell to the prospective purchaser(s) of the Selling Shareholder's Shares a pro-rata portion of the Shares held by such Shareholder, in the same proportion as the Shares sold by the Selling Shareholder bears to all Shares owned by the Selling Shareholders, at the same time and price and on the same terms and other conditions as the Selling Shareholders are selling their Shares. The closing on the sale of Shares by the Selling Shareholders and the other participating Shareholders pursuant to this Section shall occur at the same time and place. If the Selling Shareholders do not comply in all material respects with the terms of this Section, any attempted conveyance by the Selling Shareholders shall be void.

5.6 **Preemptive and Anti-Dilution Rights.** If, at any time or times hereafter, the Corporation shall elect to issue additional equity interests (an "Issuance"), the Corporation shall provide a written notice of such election to the Shareholders setting forth the terms and conditions upon which such additional interests are proposed to be issued (an "Issue Notice"). Upon the receipt of an Issue Notice, each Shareholder shall have the right to subscribe for such portion of the Issuance as will be necessary for such Shareholder to maintain its then percentage of ownership of all of the Corporation's issued and outstanding Shares, on the same terms and conditions and for the same consideration as set forth in the Issue Notice, provided that shall the Issuance be of Class A Shares, Class A Shareholders shall have the right to subscribe the full Issuance of Class A Shares in proportion to their Class A Shares percentage ownership. Shall Class A Shareholders fail to subscribe the full Issuance of Class A Shares, then Class B Shareholders shall have the option to subscribe for such portion of the unsubscribed Class A Shares Issuance as will be necessary for such Shareholder to maintain its then percentage of ownership of all of the Corporation's issued and outstanding Shares. A Shareholder may exercise its rights under this Section 5.6 by delivering written notice of such election to the Corporation within sixty (60) days after the receipt of an Issue Notice. Failure by a Shareholder to exercise its right to subscribe for that portion of the Issuance to which it is entitled within such sixty (60) day period shall be deemed an election by such Shareholder not to exercise its subscription rights. If a Shareholder elects or is deemed to have elected, not to exercise its rights under this Section 5.6, then the Corporation shall have a period of ninety (90) days after the date of the Issue Notice to issue the additional equity upon the terms and conditions set forth in such Issue Notice. If the sale described in the Issue Notice shall fail to occur within said ninety (90) days after the date of the Issue Notice, then the Issue Notice shall be invalid and any subsequent proposed Issuance must again comply with the terms of this Section 5.6.

5.7 **Matters Affecting Class A Voting Shares.** All matters affecting rights or classification of Class A Voting Shares, including but not limited to, the authorization of the issuance of additional voting shares, the dilution or reduction of the voting rights of the Class A Voting Share, shall be subject to the prior written unanimous approval of all the Shareholders who hold Class A Voting Shares.

ARTICLE 6
Dividends, Accounting and Tax Matters

6.1 Dividend Distributions. Quarterly, the Director shall review the financial reports of the Corporation to determine the availability of dividends to be paid to the Shareholders ("Available Cash"). Said review by the Director to determine Available Cash shall include (i) the forecasted income and expenses of the Corporation for the period being determined; (ii) the determination of the then available cash on hand; (iii) consideration of the projected cash needs and capital requirements of the Corporation; (iv) a reserve for claims in an amount determined according to the policies and guidelines of the Corporation and for the payment of retrocession costs; and (v) a prudent reserve in an amount equal to not less than three (3) months operating expenses of the Corporation without taking into account any projected revenue for said three (3) month period. If the Director determines that any amounts are available for dividends, then the Director shall declare a dividend and make payment to the Shareholders as soon as practicable, subject to the following priority of distributions and payments:

First, in payment of any fixed charges

Second, in payment of management fees

Third, in payment of any debt service including any payment to Class B Shareholders, and

Fourth, distribution to Class A and Class B Shareholders

The amount paid to Shareholders may be referred to as the "Dividend Amount." No dividend shall be paid if the payment thereof would cause the Corporation to be insolvent.

6.2 Capital Return. Any return of capital contributions shall be made first to Class B Shareholders until the full amount of their capital contributions has been returned, and then to Class A Shareholders.

6.3 Accounting Matters. The Corporation shall keep adequate books and records at its principal office, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Corporation. Any Shareholder or its designated representative shall have the right, at any reasonable time, to have access to and inspect and copy, at such Shareholder's expense, the contents of such books or records. Such books and records shall contain the information required by the Act.

The Corporation will be authorized to maintain on its books all balances collected on behalf of Barents Re and pay from those balances: claims, retrocession costs and the Corporation will ensure

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that its bank account in trust remains with sufficient cash in relation to the premiums and claim reserves in accordance with international reinsurance standards.

6.4 Financial Reports. Quarterly, the Corporation shall provide Shareholders with copies of bank statements, detailed income and expense reports, receivable reports along with such other information as the Director may determine. Within a reasonable period after the end of each Corporation fiscal year, each Shareholder shall be furnished with a compiled annual report containing a balance sheet as of the end of such fiscal year and statements of income, Shareholder's equity and changes in financial position, and a cash flow statement for the year then ended. Such statements shall be prepared in accordance with generally accepted accounting and insurance principles.

6.5 Accounting Methods. The accounting method used for book and tax purposes shall be the accrual method, with such accounting method to be consistently applied.

ARTICLE 7
Confidentiality

7.1   Confidentiality of Shareholders.

7.1.1   The Shareholders agree that it is in their collective interest to limit access to all Confidential Information (as hereinafter defined) only to such Persons that have an absolute requirement and need to utilize such information in connection with the advancement of the Corporation. Each Shareholder agrees that it will not disclose or communicate any Confidential Information to any Person, or use any Confidential Information for any purpose other than in furtherance of the business of the Corporation. For purposes of this Agreement, "Confidential Information" shall include, without limitation, the following:

(a)   Trade secrets, and confidential and non-public information, whether visually, in writing or otherwise, concerning the strategies, ideas, policies, products, potential products, Customers, potential Customers, vendors, competitors, business and affairs of the Corporation, graphs, samples, inventions and ideas, past, current and planned marketing methods and processes, Customer lists, current and anticipated Customer requirements, price lists, market studies, business plans, computer software and database, and any other information relating to the business or affairs of the Corporation, however documented, that is confidential and non-public, whether or not such information would be deemed a trade secret under applicable state or federal law; and

(b)   Confidential and non-public information concerning the business and affairs of the Corporation (which includes financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, proposed personnel and personnel training techniques and materials), however documented, in each case that has been or may hereafter be provided or shown to them or is otherwise obtained from review of documents or property or discussions with any of the foregoing irrespective of the form of the communication, and also includes all notes, analyses, compilations, studies, summaries and all other material prepared by or for the Corporation or its representatives containing or based, in whole or in part, on any information included in the foregoing; and

(c) The terms of this Agreement, and the terms of the Confidential Information is also entitled to all of the protections and benefits under applicable law.

7.1.2 **Proprietary Information.** The Board of Directors, to the extent they deem it necessary or appropriate, shall implement policies to cause each officer, employee and consultant of the Corporation to execute proprietary information and non-compete covenants.

7.1.3 **Certain Exceptions**. The prohibitions in this Section 7.1 will not apply only to the extent that the disclosing Person demonstrates that the information:

(a) was publicly available and that public availability did not result from action to the disclosing party;

(b) the information was developed independently without use of Corporation confidential information;

(c) the disclosure was required by applicable law, statute, rule, regulation or other legal requirement, including without limitation, a valid request from regulatory or other governmental agencies, but only after having provided the Corporation with prior notice of the obligation to disclose so that the Corporation could seek a protective order or other similar or appropriate relief;

(d) disclosure was required by applicable stock exchange rules;

(e) was required under any contract or agreement with the Corporation in order for the disclosing Person to be able to perform under such contract or agreement.

ARTICLE 8

Miscellaneous

8.1 **Applicable Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

8.2 **Entire Agreement.** This Agreement constitutes the entire agreement between the Shareholders, and supersedes all prior agreements and undertakings with respect hereto among them.

8.3 **Disputes and Arbitration.**

8.3.1 **Agreement to Arbitrate.** All disputes arising in connection with this Agreement, including the applicability of these arbitration provisions, shall be finally settled in Ft. Lauderdale, Florida, by ad hoc arbitration in accordance with the rules of the American Arbitration Association and the procedures provided herein.

8.3.2 **Initiating Arbitration.** Arbitration shall be initiated by a party by serving a written demand upon the other party or parties ("Notice of Arbitration"). The Notice of Arbitration shall indicate in summary form the issue or issues in dispute. The party or parties receiving the demand shall answer within fifteen days by admitting or denying the allegations in the Notice of Arbitration and stating any additional issues in dispute. Failure to answer will result in a denial of the issues in the demand and waiver of the right to raise additional issues at a future date.

8.3.3 **Selection of Arbitrators.** The parties to the dispute shall select an arbitrator within 45 days of the demand for arbitration. If the parties to the dispute are unable to agree on an arbitrator within such period, then each party shall immediately select an arbitrator, and the selected arbitrators shall elect a third arbitrator. The arbitrator or arbitrators shall conduct conferences and hearings, hear arguments of the parties, and take the testimony of witnesses. All witnesses will be made available for the cross-examination by the parties.

8.3.4 **Decision of Arbitration.** The arbitrator or arbitrators shall render a written decision, stating the reasons in support thereof, and shall render an award within six months of the demand for arbitration. Judgment upon the award rendered by the arbitrators may be entered into by any court of record of competent jurisdiction or application may be made in such court for judicial acceptance of the award and an order of enforcement as the law of such jurisdiction may require or allow. The award of the arbitrators shall be binding and conclusive on the parties, and shall be kept confidential by the parties in every respect.

8.3.5 **Costs of Arbitration.** Each party shall bear their own costs with respect to the arbitration proceedings and the Corporation shall pay the fees, expenses and costs of the arbitrator or the arbitrators.

8.4 **Binding upon Successors.** Each and every provision hereof shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of the respective parties hereto, except to the extent explicitly provided to the contrary herein.

8.5 **Attorneys' Fees.** If any action is brought at law, in equity or arbitration, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, whether in arbitration, pretrial, trial or appellate levels, which may be set by the court or the arbitrator in the same action or in a separate action brought for that purpose, including costs and fees for investigation and collection of any amount awarded in such action, in addition to any other relief to which the party may be entitled.

8.6 **Severability.** Every provision hereof is intended to be severable, and if any term or provision hereof is illegal or invalid for any reason whatsoever or would affect the Corporation status of the Corporation for federal income tax purposes, such provision shall be invalid, but such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

8.7 **Captions.** The titles and captions contained herein are for convenience only and shall not be deemed a part of the context of this Agreement.

8.8   Gender. In this Agreement, the use of any gender shall be deemed to include all genders, and the use of the singular shall include the plural, whether it appears appropriate from the context.

8.9   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and shall be binding upon the party or parties who executed the same, but all of such counterparts shall constitute one and the same agreement.

8.10 Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

8.11   Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Shareholder.

8.12   Time. Time is of the essence with respect to this Agreement.

8.13   Incorporation. Every exhibit, schedule and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

8.14   Notice. Any notice to be given by any of the parties hereto may be effected either by personal delivery in writing or by DHL, Federal Express or other similar overnight service, certified or registered and postage prepaid, with return receipt requested, and addressed:

If to the Corporation: c/o 1390 Brickell Avenue
                         Miami, FL 33131

With a copy to: Alvaro Castillo B., P.A.
                         1390 Brickell Avenue, Suite 200
                         Miami, Florida 33131

Notice shall be deemed to be given: (a) if personally delivered, when delivered; and (b) if delivered to DHL, Federal Express, or any other nationally recognized overnight carrier, two business days after delivery to such overnight carrier. Each party, by similar written notice given five days in advance to the other Parties in the aforesaid manner, may change the address to which notice may be sent.

8.15   Recording. This Agreement shall not be recorded without the approval of all Shareholders.

8.16   Choice of Law. This Agreement shall be governed by and construed in all respects in accordance with the laws (without regard to the laws of conflicts of law) of the State of Florida.

This Agreement has been executed and delivered on the date first written above.

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CERVECERIA GRAN ARRECIFE MAYA USA
CORP.
a Delaware Corporation

By: _____
Elvia Guadalupe Ruiz Avila President and Director

As agreed by:

Class A Voting Shareholders:

_____
Elvia Guadalupe Ruiz Avila

_____
Rosalia Wall Olivier

_____
Paola Graciela Canabal Wall

_____
Carlos Emiliano Canabal Wall

As agreed by:

Class B Non-Voting Shareholders:

By:_____
Name:
Title:
Address:

Email address:

Exhibit A
Bylaws and Articles of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:36 PM 04/06/2021
FILED 03:36 PM 04/06/2021
SR 20211194050 - File Number 5816942

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is CERVECERIA GRAN ARRECIFE MAYA USA CORP.

- **Second:** Its registered office in the State of Delaware is to be located at 3500 S. DuPont Highway Street, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is Incorporating Services, Ltd.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 1,000 Class A Voting Shares and 100,000 Class B Non-Voting Shares (number of authorized shares) with a par value of $ 1.00 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Elvia Guadalupe Ruiz Avila
  Mailing Address 1390 Brickell Avenue Suite 200
  Miami, FL Zip Code 33131

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 6th day of April, A.D. 20 21.

BY: [signature]
(Incorporator)

NAME: ELVIA GUADALUPE RUIZ AVILA
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:38 PM 07/08/2021
FILED 12:38 PM 07/08/2021
SR 20212654270 - File Number 5816942

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of CERVECERIA GRAN ARRECIFE MAYA USA CORP. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock of the corporation is authorized to issue is 1,000,000 Class A Voting Shares and 9,000,000 Class B Non-Voting Shares (number of authorized shares) with a par value of $0.0001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7th day of July, 2021.

By: [signature]
Authorized Officer

Title: President/Director

Name: ELVIA GUADALUPE RUIZ AVILA
Print or Type

BYLAWS

CERVECERIA GRAN ARRECIFE MAYA USA CORP.
A Delaware Corporation

ARTICLE I
Offices

1.1 <u>Registered Office</u>. The registered office of CERVECERIA GRAN ARRECIFE MAYA USA CORP. (the "Corporation") shall be located at 3500 S. DuPont Highway, in the City of Dover, County of Kent, State of Delaware, 19901. The registered agent in charge therefor is Incorporating Services Ltd.

1.2 <u>Offices</u>. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
Stockholders

2.1 <u>Stock Ownership</u>. The Corporation shall have two (2) classes of Common Stock: Class A Common Stock and Class B Common Stock. The designations, preferences, limitations and relative rights of the classes of Common Stock shall be as set forth in the Certificate of Incorporation and described herein. The Class A Common Stock shall be voting stock. The holders of the Class A Common Stock (the "Class A Stockholders") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders. The Class B Common Stock shall be non-voting stock, and the holders of Class B Common Stock (the "Class B Stockholders") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.

2.2 <u>Location and Time</u>. All meetings of the stockholders for the election of directors shall be held at such time and place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting; provided, however, that the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211 of the Delaware General Corporation Law ("DGCL"). Meetings of stockholders for any other purpose may be held at such time and place, if any, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, or a waiver by electronic transmission by the person entitled to notice.

2.3 <u>Timing</u>. Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.

2.4 <u>Notice of Meeting</u>. Written notice or notice by electronic transmission if consented to by the stockholder, of any stockholder meeting stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each Class A Stockholder entitled to vote at such meeting not fewer than 10 nor more than 60 days before the date of the meeting.

2.5 <u>Stockholders' Records</u>. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.6 <u>Special Meetings</u>. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the President and shall be called by the President or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of Class A Stockholders owning at least 5% in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.7 <u>Notice of Special Meeting</u>. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than 10 nor more than 60 days before the date of the meeting, to each Class A Stockholder entitled to vote at such meeting. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

2.8 <u>Business Transacted at Special Meeting</u>. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.9 <u>Quorum; Meeting Adjournment; Presence by Remote Means</u>.

(a) <u>Quorum; Meeting Adjournment</u>. The holders of a majority of the Class A Common Stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Class A Stockholder of record entitled to vote at the meeting.

(b) Presence by Remote Means. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(1) participate in a meeting of stockholders; and

(2) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.10 Voting Thresholds. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.11 Number of Votes Per Share. Unless otherwise provided in the certificate of incorporation or Section 2.1 above, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

2.12 <u>Action by Written Consent of Stockholders; Electronic Consent; Notice of Action</u>.

(a) <u>Action by Written Consent of Stockholders</u>. Unless otherwise provided by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, is signed in a manner permitted by law by the holders of outstanding stock entitled to vote on the action having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within 60 days of the earliest dated consent delivered to the Corporation in the manner provided above, written consents signed by a sufficient number of stockholders entitled to vote on the action to take the action set forth therein are delivered to the Corporation in the manner provided above.

(b) <u>Electronic Consent</u>. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (1) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (2) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the Corporation.

(c) Notice of Action. Prompt notice of any action taken pursuant to this section shall be provided to all stockholders in accordance with Section 228(e) of the DGCL.

ARTICLE III

Directors

3.1 Authorized Directors. The number of directors that shall constitute the whole Board of Directors shall be set by resolution of the Board of Directors. Directors need not be stockholders.

3.2 Vacancies. Unless otherwise provided in the Corporation's certificate of incorporation, as it may be amended, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any Class A Stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

3.3 <u>Board Authority</u>. The business of the Corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.4 <u>Location of Meetings</u>. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.

3.5 <u>First Meeting</u>. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the Class A Stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

3.6 <u>Regular Meetings</u>. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 <u>Special Meetings</u>. Special meetings of the Board of Directors may be called by the President upon notice to each director; special meetings shall be called by the President or secretary in like manner and on like notice on the written request of any 1 director. Notice of any special meeting shall be given to each director at his business or residence in writing, or by facsimile transmission, telephone communication or electronic transmission (provided, with respect to electronic transmission, that the director has consented to receive the form of transmission at the address to which it is directed). If mailed, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least 2 days before such meeting. If by facsimile transmission or other electronic transmission, such notice shall be transmitted at least 24 hours before such meeting. If by telephone, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Article VIII hereof. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing, either before or after such meeting.

3.8 _Quorum_. At all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business and any act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9 _Action Without a Meeting_. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing, writings, electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

3.10 _Telephonic Meetings_. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or any committee, by means of conference telephone or other means of communication by which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

3.11 _Committees_. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these bylaws.

3.12 <u>Minutes of Meetings</u>. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.13 <u>Compensation of Directors</u>. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or any committee thereof and may be paid a fixed sum for attendance at each meeting of the Board of Directors or any committee thereof or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.14 <u>Removal of Directors</u>. Unless otherwise provided by the certificate of incorporation or these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV

Notices

4.1 Notice. Unless otherwise provided in these bylaws, whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail.

4.2 Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

4.3 Electronic Notice.

(a) Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders and directors, any notice to stockholders or directors given by the Corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder or director to whom the notice is given. Any such consent shall be revocable by the stockholder or director by written notice to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(b) Effective Date of Notice. Notice given pursuant to subsection (a) of this section shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which

the stockholder or director has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder or director has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder or director of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder or director. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c) <u>Form of Electronic Transmission</u>. For purposes of these bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE V

Officers

5.1 <u>Required and Permitted Officers</u>. The officers of the Corporation shall be chosen by the Board of Directors and shall be a CEO, president, treasurer and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice-Chairman of the Board. The Board of Directors may also choose one or more vice-presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

5.2 <u>Appointment of Required Officers</u>. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a president, treasurer and a secretary.

5.3 <u>Appointment of Permitted Officers</u>. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.4 Officer Compensation. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

5.5 Term of Office; Vacancies. The officers of the Corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.

The Chairman of the Board

5.6 Chairman Presides. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. he or she shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

5.7 Absence of Chairman. In the absence of the Chairman of the Board, the Vice-Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him/her by the Board of Directors and as may be provided by law.

The CEO

5.8 Powers of CEO. The CEO shall be the chief executive officer of the Corporation; in the absence of the Chairman and Vice-Chairman of the Board he or she shall preside at all meetings of the stockholders and the Board of Directors; he or she shall have the responsibility for the general management and control of the affairs and business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

5.9 CEO's Signature Authority. The CEO shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

5.10 Absence of CEO. In the absence of the CEO or in the event of his inability or refusal to act, the president, if there shall be one, or vice-president, if any, (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the CEO, and when so acting, shall have all the powers of and be subject to all the restrictions upon the CEO.

The President

5.11 <u>Powers of President</u>. The president shall be the chief operating officer of the Corporation; he or she shall have the responsibility for the operations of the Corporation and its business and shall perform all duties and have all powers which are commonly incident to the office of the chief operating officer or which are delegated to him or her by the Board of Directors.

5.12 <u>President's Signature Authority</u>. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

5.13 <u>Absence of President</u>. In the absence of the president or in the event of his inability or refusal to act, the CEO or vice-president, if any, (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president.

The Secretary and Assistant Secretary

5.14 <u>Duties of Secretary</u>. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or CEO, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the Corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

5.15 <u>Duties of Assistant Secretary</u>. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The Treasurer and Assistant Treasurers

5.16 <u>Duties of Treasurer</u>. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

5.17 <u>Disbursements and Financial Reports</u>. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the CEO and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

5.18 <u>Treasurer's Bond</u>. If required by the Board of Directors, the treasurer shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his or her control belonging to the Corporation.

5.19 Duties of Assistant Treasurer. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of the treasurer's inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI

Stock Certificates for Class A Common Stock

6.1 Stock Certificates. The name of each Class A Stockholder and the number of shares and date of issue shall be entered on the stock transfer books of the Corporation. If the shares of Class A Common Stock are represented by certificates, every Class A Stockholder shall be entitled to have a certificate, signed by or in the name of the Corporation by, the Chairman or Vice-Chairman of the Board of Directors, or the CEO, the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation, certifying the number of shares of Class A Common Stock owned by the Class A Stockholder in the Corporation.

6.2 Lost Class A Common Stock Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3 Transfer of Class A Common Stock. Class A Common Stock of the Corporation shall be transferrable in the manner prescribed by law and in these Bylaws. Transfers of certificated shares shall be made upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares of Class A Common Stock duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer. It shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

6.4 <u>Fixing a Record Date</u>. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE VII

Tokens for Class B Common Stock

7.1 <u>Tokens</u>. The name of each Class B Stockholder and the number of shares and date of issue shall be entered on the stock transfer books of the Corporation. The Class B Common Stock may be issued in digital form ("Tokens"), including but not limited to blockchain. If the shares of Class B Common Stock are represented by Tokens, every Class B Stockholder shall be entitled to receive Tokens representing the number of shares of Class B Common Stock owned by the Class B Stockholder in the Corporation. If the shares of Class B Common Stock are represented by certificates, every Class B Stockholder shall be entitled to have a certificate, signed by or in the name of the Corporation by, the Chairman or Vice-Chairman of the Board of Directors, or the CEO, the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation, certifying the number of shares of Class B Common Stock owned by the Class B Stockholder in the Corporation.

7.2   Transfer of Class B Common Stock. Class B Common Stock of the Corporation shall be transferrable in the manner prescribed by law and in these Bylaws. Transfers of certificated shares shall be made upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares of Class B Common Stock duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of Tokens shall be made upon proper documentation and instruction to the Corporation or the transfer agent of the Corporation to register the new owner and number of shares purchased.

7.3   Fixing a Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

ARTICLE VIII

General Provisions

8.1   Dividends.   Dividends upon the capital stock of the Corporation, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

8.2   Reserve for Dividends. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the directors think conducive to the interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

8.3   Registered Stockholders.   The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to vote as such owner, to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.4   Checks.   All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

8.5   Fiscal Year.   The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

8.6   Corporate Seal.   The Board of Directors may adopt a corporate seal having inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware."   The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

8.7   Indemnification.   The Corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director or officer of the Corporation or a predecessor corporation or a director or officer of another corporation, partnership, joint venture, trust or other enterprise if such person served in such position at the request of the Corporation; provided, however, that the Corporation shall indemnify any such director or officer in connection with a proceeding initiated by such director or officer only if such proceeding was authorized by the Board of Directors of the Corporation.   The indemnification provided for in this section shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under these bylaws, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director or officer, and (iii) inure to the benefit of the heirs, executors and administrators of a person who has ceased to be a director. The Corporation's obligation to provide indemnification under this section shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Corporation or any other person.

Expenses incurred by a director or officer of the Corporation in defending a civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Corporation (or was serving at the Corporation's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized by relevant sections of the DGCL. Notwithstanding the foregoing, the Corporation shall not be required to advance such expenses to a director or officer who is a party to an action, suit or proceeding brought by the Corporation and approved by a majority of the Board of Directors of the Corporation that alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such director or officer's fiduciary or contractual obligations to the Corporation or any other willful and deliberate breach in bad faith of such director or officer's duty to the Corporation or its stockholders.

The foregoing provisions of this section shall be deemed to be a contract between the Corporation and each director or officer who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The Board of Directors in its sole discretion shall have power on behalf of the Corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he or she, his testator or intestate, is or was an employee or agent of the Corporation.

To assure indemnification under this section of all directors and officers who are determined by the Corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the Corporation that may exist from time to time, Section 145 of the DGCL shall, for the purposes of this section, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including without limitation, any plan of the Corporation that is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; the Corporation shall be deemed to have requested a person to serve the Corporation for purposes of Section 145 of the DGCL, as administrator of an employee benefit plan where the performance by such person of his or her duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines."

    8.8 <u>Conflicts with Certificate of Incorporation</u>. In the event of any conflict between the provisions of the Corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

ARTICLE IX
Amendments

These bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders entitled to vote on the matter or by the Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders entitled to vote or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the Board of Directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

The undersigned hereby adopts the Bylaws of
_____ effective _____ ___, 20___.

By: _____
     Elvia Guadalupe Ruiz Avila
     President and Director

By:

/s/ Christopher Dima

EXHIBIT D

Video Transcript

TULUM CERVEZA VIDEO SCRIPT
REPUBLIC

Investing in Cerveza Tulum made from seawater is investing to save the ocean.

Become a Cerveza Tulum investor and earn money while being environmentally responsible .

We have a successful product with a very powerful brand "Cerveza Tulum" With a unique differentiator made from "SEA WATER" that gives a delicious flavor and coherence to our philosophy "SAVE THE OCEAN."

Our Brewhouse works with clean solar and eolic energies, & a residual water treatment plant.

From 2018 to 2021 our sales grew over 300% per year.

In June 2020 we began exports to the USA, starting in Miami, achieving in few months to position ourselves in top restaurants and liquor stores. And proudly, we were selected by Disney as the beer for the Mexican Pavillion at Epcot Center, at Frontera Disney Springs and Disney Food & Wine Festival.

With a very strong track record, doubling our results every year, we forecast to finish the year with sales of 66,000 Cases of Beer; for 2022 our sales expectation is 130,000 Cases of Beer.

Cerveza Tulum is the best-selling craft beer in Tulum, Cancun, and Riviera Maya, and one of the best sellers in Amazon Mexico.

This is more than an amazing business model, is a lifestyle. And you can be part of it.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that it is not necessary to damage our planet to make money.

Check out our amazing perks, be part of our Investor community.

Be profitable, and sustainable: Invest, Earn, Contribute and Enjoy Tulum.

EXHIBIT E

"Testing the Waters" Material


Company Name	Cerveza Tulum

Logo	

Headline	Tulum beer made from sea water, evironmetally responsible & with a great taste!

Hero Image	

Tags	Eco, Female Founders, Beer, CPG

Pitch text	### Summary • Craft beer from Tulum with a commitment to save the ocean • Extensive environmental protection and sustainability practices • Growing market share in Florida, featured at Disney and EPCOT • 326% sales increase from 2018 to year-end 2020

- $287k revenue in 2020
- 294M cases/year potential in targeted markets
- 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.



Wind Generation Tower

-Direct connection 600kW turbines next to our brewery, providing us with clean energy.



Residual water treatment plant

-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.



Solar Farm

-200 Solar Energy panels for the operation of our industrial plant.



Solar Air Conditioning System

-22 Solar Mini Splits for our hotel.



Solar Water Heaters

-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT food and wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.



DATA PER BOTTLE
PRICE $2.99

PROFIT MARGIN
43%

COST
$2.09



DISTRIBUTION CHANNELS
January 2021 - May 2021

Retail
18%

Convenience Stores
11%

Hotels
17%

E-Commerce
3%

Bar and Restaurants
51%

Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.



TOTAL BEER CONSUMPTION PER CAPITA



USA 2,610 oz. per year
328,461,000 population

MEXICO 2,299 oz. per year
126,578,000 population

SPAIN & GREECE 4,159 oz. per year
8,051,179 population

Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production

- Distribution

- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding in this Series C round. We are offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage or planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:

Team

	Rudy Ruiz	Project Consultant	
	Selene Estrada	USA & LATAM Sales Director	
	Rafael Miyar	Partner & Commercial Director	
	Elvia Ruiz	Founder	
	Ramses Villela	Crowdfunding Manager	I am passionate about crowdfunding, helping companies and investors to succeed.

Perks

$500	6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$1,000	12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$2,500	24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$5,000	24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ


Company Name	Cerveza Tulum

Logo	

Headline	Tulum beer made from sea water, evironmetally responsible & with a great taste!

Hero Image	

Tags	Eco, Female Founders, Beer, CPG

Pitch text

Summary

- Craft beer from Tulum with a commitment to save the ocean
- Extensive environmental protection and sustainability practices
- Growing market share in Florida, featured at Disney and EPCOT
- 326% sales increase from 2018 to year-end 2020

- $287k revenue in 2020
- 294M cases/year potential in targeted markets
- 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.



Wind Generation Tower

-Direct connection 600kW turbines next to our brewery, providing us with clean energy.



Residual water treatment plant

-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.



Solar Farm

-200 Solar Energy panels for the operation of our industrial plant.



Solar Air Conditioning System

-22 Solar Mini Splits for our hotel.



Solar Water Heaters

-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT food and wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.



DATA PER BOTTLE
PRICE $2.99

PROFIT MARGIN
43%

COST
$2.09



DISTRIBUTION CHANNELS
January 2021 - May 2021

Retail
18%

Convenience Stores
11%

Hotels
17%

E-Commerce
3%

Bar and Restaurants
51%

Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.



MEXICO IS THE TOP 1 BEER EXPORTER IN THE WORLD
TOTAL BEER CONSUMPTION PER CAPITA
USA 2,610 oz. per year
328,461,000 population
MEXICO 2,299 oz. per year
126,578,000 population
SPAIN & GREECE 4,159 oz. per year
8,051,179 population



Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production
- Distribution
- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding and offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage or planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:

Team

	Rudy Ruiz	Project Consultant	
	Selene Estrada	USA & LATAM Sales Director	
	Rafael Miyar	Partner & Commercial Director	
	Elvia Ruiz	Founder	
	Ramses Villela	Crowdfunding Manager	I am passionate about crowdfunding, helping companies and investors to succeed.

Perks

$500	6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$1,000	12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$2,500	24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$5,000	24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ


Company Name	Cerveza Tulum

Logo	

Headline	Tulum beer made from sea water, environmentally responsible & w/ a great taste!

Hero Image	

Tags	Eco, Female Founders, Beer, CPG, Coming soon

Pitch text	## Summary • Craft beer from Tulum with a commitment to save the ocean • Extensive environmental protection and sustainability practices • Growing market share in Florida, featured at Disney and EPCOT • 326% sales increase from 2018 to year-end 2020

- $287k revenue in 2020
- 294M cases/year potential in targeted markets
- 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.



Wind Generation Tower

-Direct connection 600kW turbines next to our brewery, providing us with clean energy.



Residual water treatment plant

-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.



Solar Farm

-200 Solar Energy panels for the operation of our industrial plant.



Solar Air Conditioning System

-22 Solar Mini Splits for our hotel.



Solar Water Heaters

-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT food and wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.



DATA PER BOTTLE
PRICE $2.99
PROFIT MARGIN
43%
COST
$2.09



DISTRIBUTION CHANNELS
January 2021 - May 2021
Retail
18%
Hotels
17%
Convenience Stores
11%
E-Commerce
3%
51%
Bar and Restaurants

Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.





MEXICO IS THE TOP 1 BEER EXPORTER IN THE WORLD
TOTAL BEER CONSUMPTION PER CAPITA
USA 2,610 oz. per year
328,461,000 population
MEXICO 2,299 oz. per year
126,578,000 population
SPAIN & GREECE 4,159 oz. per year
8,051,179 population

Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production
- Distribution
- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding and offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage or planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:

Team

Rudy Ruiz	Project Consultant	
Selene Estrada	USA & LATAM Sales Director	
Rafael Miyar	Partner & Commercial Director	
Elvia Ruiz	Founder	
Ramses Villela	Crowdfunding Manager	I am passionate about crowdfunding, helping companies and investors to succeed.

Perks

$500	6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$1,000	12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$2,500	24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$5,000	24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ

Company Name	Cerveza Tulum
Logo	
Headline	Tulum beer made from sea water, environmentally responsible + w/ a great taste!
Hero Image	
Tags	Eco, Female Founders, Beer, CPG, Coming soon

Pitch text

Summary

- Craft beer from Tulum with a commitment to save the ocean
- Extensive environmental protection and sustainability practices
- Growing market share in Florida, featured at Disney and EPCOT
- 326% sales increase from 2018 to year-end 2020
- $287k revenue in 2020
- 294M cases/year potential in targeted markets
- 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.



Wind Generation Tower

-Direct connection 600kW turbines next to our brewery, providing us with clean energy.



Residual water treatment plant

-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.



Solar Farm

-200 Solar Energy panels for the operation of our industrial plant.



Solar Air Conditioning System

-22 Solar Mini Splits for our hotel.



Solar Water Heaters

-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT food and wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.

DATA PER BOTTLE

PRICE $2.09



● PROFIT MARGIN

73%

● COST

$1.21

RESULTS



	2018	2019	2020
USD	$69,249	$162,450	$286,632
Cases	2355	4776	9152



	JAN	FEB	MAR	APR	MAY	JUNE
USD	$44,749	$47,311	$61,794	$67,738	$78,191	$98,208
Cases	1,310	1,385	1,809	1,983	2,289	2,875



PROJECTIONS

	2021	2022	2023	2024	2025
USD	$1,386,629	$4,632,993	$11,119,241	$26,688,595	$64,063,891
Cases	40,593	127,286	286,673	645,642	1,454,110

*Case = 24 bottles

! The high growth between 2021 and 2022 is the result of the beginning of operations of the new production plant.

! Our projection for 2021 of 40,593 cases represents only 13% of the output capacity of the new plant

! We estimate to increase our output capacity at a 15% monthly rate to meet the current market demand



DISTRIBUTION CHANNELS

January 2021 - May 2021

Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.





MEXICO IS THE TOP 1 BEER EXPORTER IN THE WORLD
TOTAL BEER CONSUMPTION PER CAPITA
USA 2,610 oz. per year
328,461,000 population
MEXICO 2,299 oz. per year
126,578,000 population
SPAIN & GREECE 4,159 oz. per year
8,051,179 population

Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production
- Distribution
- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding and offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran Arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage our planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:



Rudy Ruiz Project Consultant of Cervecería Gran Arrecife Maya GAM since 2020
Executive Vice President, SOUTERN WINE & SPIRTIS OF AMERICA, 1993-present. President & CEO, BACARDI USA, 1999-2003. President & CEO, BACARDI GLOBAL BRANDS, 1997- 1999. President & CEO, BACARDI ASIA/PACIFIC, 1996-1997.



Selene Estrada USA & LATAM Sales Director, Cervecería Gran Arrecife Maya GAM since 2020.
USA & LATAM Sales Directos, Botran Guatemalan Rum (ILG) 2018- 2020 GLOBAL CHIEF OPERATIONS OFFICER, Casa Armando Guillermo Prieto, 2015-2017. USA GENERAL MANAGER, Casa Armando Guillermo Prieto. 2007-2014 STRATEGIC PLANNER COORDINATOR, CIMSA-COCA COLA, 2005 - 2007.



Rafael Miyar Partner & Commercial Director of Cervecería Gran Arrecife Maya GAM
Vice President of Northern Operations at PEPSI GEPP, for 16 years, 1998-2014. Vice President of Operations and Marketing PANAMCO - Coca Cola, 1997. General Manager at Bebidas Munciales SA, 1985-1996. Marketing Manager at Procor Administrative Services, 1983-1984. Deputy Director of South Zone Operations, Coca Cola Company, 7 years, 1976-1982.



Main Shareholder and Founder:
Elvia Ruíz
Outstanding businesswoman, related to various industries and businesses; She has been a Partner of Palmeras Group for 17 years, a company dedicated to the sale and distribution of beers and soft drinks, in Tabasco and Quintana Roo, Mexico.

Team

	Rudy Ruiz	Project Consultant
	Selene Estrada	USA & LATAM Sales Director
	Rafael Miyar	Partner & Commercial Director
	Elvia Ruiz	Founder
	Ramses Villela	Crowdfunding Manager	I am passionate about crowdfunding, helping companies and investors to succeed.

Perks

$500 — 6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

$1,000 — 12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

$2,500 — 24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

$5,000 — 24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ

Company Name	Cerveza Tulum

Logo	

Headline	Tulum beer made from sea water, environmentally responsible + w/ a great taste!

Hero Image	

Tags	Eco, Female Founders, Beer, CPG, Coming soon

Pitch text	

Summary

- Craft beer from Tulum with a commitment to save the ocean
- Extensive environmental protection and sustainability practices
- Growing market share in Florida, featured at Disney and EPCOT
- 326% sales increase from 2018 to year-end 2020
- $287k revenue in 2020
- 294M cases/year potential in targeted markets
- 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.



Wind Generation Tower
-Direct connection 600kW turbines next to our brewery, providing us with clean energy.



Residual water treatment plant
-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.



Solar Farm
-200 Solar Energy panels for the operation of our industrial plant.



Solar Air Conditioning System
-22 Solar Mini Splits for our hotel.



Solar Water Heaters
-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT Mexican pavilion and the food & wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.

DATA PER BOTTLE
PRICE $2.09



PROFIT MARGIN
73%

COST
$1.21

RESULTS



	2018	2019	2020
USD	$69,249	$162,450	$286,632
Cases	2355	4776	9152



	JAN	FEB	MAR	APR	MAY	JUNE
USD	$44,749	$47,311	$61,794	$67,738	$78,191	$98,208
Cases	1,310	1,385	1,809	1,983	2,289	2,875

PROJECTIONS



	2021	2022	2023	2024	2025
USD	$1,386,629	$4,632,993	$11,119,241	$26,688,595	$64,063,891
Cases	40,593	127,286	286,673	645,642	1,454,110

*Case = 24 bottles

! The high growth between 2021 and 2022 is the result of the beginning of operations of the new production plant.

! Our projection for 2021 of 40,593 cases represents only 13% of the output capacity of the new plant

! We estimate to increase our output capacity at a 15% monthly rate to meet the current market demand



DISTRIBUTION CHANNELS

January 2021 - May 2021

Retail 18%

Convenience Stores 11%

E-Commerce 3%

Hotels 17%

Bar and Restaurants 51%

Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.



MEXICO IS THE TOP 1 BEER EXPORTER IN THE WORLD

TOTAL BEER CONSUMPTION PER CAPITA



USA 2,610 oz. per year
328,461,000 population

MEXICO 2,299 oz. per year
126,578,000 population

SPAIN & GREECE 4,159 oz. per year
8,051,179 population

Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production

- Distribution

- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding and offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran Arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage our planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:



Rudy Ruiz Project Consultant of Cervecería Gran Arrecife Maya GAM since 2020
Executive Vice President, SOUTERN WINE & SPIRTIS OF AMERICA, 1993-present. President & CEO, BACARDI USA, 1999-2003. President & CEO, BACARDI GLOBAL BRANDS, 1997- 1999. President & CEO, BACARDI ASIA/PACIFIC, 1996-1997.



Selene Estrada USA & LATAM Sales Director, Cervecería Gran Arrecife Maya GAM since 2020.
USA & LATAM Sales Directos, Botran Guatemalan Rum (ILG) 2018- 2020 GLOBAL CHIEF OPERATIONS OFFICER, Casa Armando Guillermo Prieto, 2015-2017. USA GENERAL MANAGER, Casa Armando Guillermo Prieto. 2007-2014 STRATEGIC PLANNER COORDINATOR, CIMSA-COCA COLA, 2005 - 2007.



Rafael Miyar Partner & Commercial Director of Cervecería Gran Arrecife Maya GAM
Vice President of Northern Operations at PEPSI GEPP, for 16 years, 1998-2014. Vice President of Operations and Marketing PANAMCO - Coca Cola, 1997. General Manager at Bebidas Munciales SA, 1985-1996. Marketing Manager at Procor Administrative Services, 1983-1984. Deputy Director of South Zone Operations, Coca Cola Company, 7 years, 1976-1982.



Main Shareholder and Founder:
Elvia Ruíz
Outstanding businesswoman, related to various industries and businesses; She has been a Partner of Palmeras Group for 17 years, a company dedicated to the sale and distribution of beers and soft drinks, in Tabasco and Quintana Roo, Mexico.

Team

	Rudy Ruiz	Project Consultant	
	Selene Estrada	USA & LATAM Sales Director	
	Rafael Miyar	Partner & Commercial Director	
	Elvia Ruiz	Founder	
	Ramses Villela	Crowdfunding Manager	I am passionate about crowdfunding, helping companies and investors to succeed.

Perks

$500	6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$1,000	12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$2,500	24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$5,000	24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ


Company Name	Cerveza Tulum

Logo	

Headline	Tulum beer made from sea water, environmentally responsible + w/ a great taste!

Hero Image	

Tags	Eco, Female Founders, Beer, CPG, Coming soon

Pitch text	

Summary

- Craft beer from Tulum with a commitment to save the ocean
- Extensive environmental protection and sustainability practices
- Growing market share in Florida, featured at Disney and EPCOT
- 326% sales increase from 2018 to year-end 2020
- $287k revenue in 2020
- 294M cases/year potential in targeted markets
- 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.


Wind Generation Tower
-Direct connection 600kW turbines next to our brewery, providing us with clean energy.


Residual water treatment plant
-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.


Solar Farm
-200 Solar Energy panels for the operation of our industrial plant.


Solar Air Conditioning System
-22 Solar Mini Splits for our hotel.


Solar Water Heaters
-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT Mexican pavilion and the food & wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.

DATA PER BOTTLE

PRICE $2.09



PROFIT MARGIN
73%

COST
$1.21

RESULTS



	2018	2019	2020
USD	$69,249	$162,450	$286,632
Cases	2355	4776	9152



	JAN	FEB	MAR	APR	MAY	JUNE
USD	$44,749	$47,311	$61,794	$67,738	$78,191	$98,208
Cases	1,310	1,385	1,809	1,983	2,289	2,875

for 2021

PROJECTIONS



	2021	2022	2023	2024	2025
USD	$1,386,629	$4,632,993	$11,119,241	$26,688,595	$64,063,891
Cases	40,593	127,286	286,673	645,642	1,454,110

*Case = 24 bottles

! The high growth between 2021 and 2022 is the result of the beginning of operations of the new production plant.

! Our projection for 2021 of 40,593 cases represents only 13% of the output capacity of the new plant

! We estimate to increase our output capacity at a 15% monthly rate to meet the current market demand



DISTRIBUTION CHANNELS
January 2021 - May 2021
Retail
18%
Hotels
17%
Convenience Stores
11%
E-Commerce
3%
51%
Bar and Restaurants

Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.





MEXICO IS THE TOP 1 BEER EXPORTER IN THE WORLD
TOTAL BEER CONSUMPTION PER CAPITA
USA 2,610 oz. per year
328,461,000 population
MEXICO 2,299 oz. per year
126,578,000 population
SPAIN & GREECE 4,159 oz. per year
8,051,179 population

Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production
- Distribution
- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding and offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran Arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage our planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:



Rudy Ruiz Project Consultant of Cervecería Gran Arrecife Maya GAM since 2020
Executive Vice President, SOUTERN WINE & SPIRTIS OF AMERICA, 1993-present. President & CEO, BACARDI USA, 1999-2003. President & CEO, BACARDI GLOBAL BRANDS, 1997- 1999. President & CEO, BACARDI ASIA/PACIFIC, 1996-1997.



Selene Estrada USA & LATAM Sales Director, Cervecería Gran Arrecife Maya GAM since 2020.
USA & LATAM Sales Directos, Botran Guatemalan Rum (ILG) 2018- 2020 GLOBAL CHIEF OPERATIONS OFFICER, Casa Armando Guillermo Prieto, 2015-2017. USA GENERAL MANAGER, Casa Armando Guillermo Prieto. 2007-2014 STRATEGIC PLANNER COORDINATOR, CIMSA-COCA COLA, 2005 - 2007.



Rafael Miyar Partner & Commercial Director of Cervecería Gran Arrecife Maya GAM
Vice President of Northern Operations at PEPSI GEPP, for 16 years, 1998-2014. Vice President of Operations and Marketing PANAMCO - Coca Cola, 1997. General Manager at Bebidas Munciales SA, 1985-1996. Marketing Manager at Procor Administrative Services, 1983-1984. Deputy Director of South Zone Operations, Coca Cola Company, 7 years, 1976-1982.



Main Shareholder and Founder:
Elvia Ruíz
Outstanding businesswoman, related to various industries and businesses; She has been a Partner of Palmeras Group for 17 years, a company dedicated to the sale and distribution of beers and soft drinks, in Tabasco and Quintana Roo, Mexico.

Team

	Rudy Ruiz	Project Consultant	
	Selene Estrada	USA & LATAM Sales Director	
	Rafael Miyar	Partner & Commercial Director	
	Elvia Ruiz	Founder	
	Ramses Villela	Crowdfunding Manager	I am passionate about crowdfunding, helping companies and investors to succeed.

Perks

$500	6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$1,000	12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$2,500	24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$5,000	24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ



Republic

Company Name

Cerveza Tulum

Logo



TULUM

CERVEZA ARTESANAL

Headline

Tulum beer made from sea water, environmentally responsible + w/ a great taste!

Hero Image

TULUM
INVESTING IN TULUM BEER MADE FROM SEA WATER
IS INVESTING TO SAVE THE OCEAN

Tags

Eco, Female Founders, Beer, CPG, Coming soon, Startups

Pitch text

Summary

- Craft beer from Tulum with a commitment to save the ocean
- Extensive environmental protection and sustainability practices
- Growing market share in Florida, featured at Disney and EPCOT
- 326% sales increase from 2018 to year-end 2020
- $287k revenue in 2020
- 294M cases/year potential in targeted markets
- 100+ years of collective beverage industry experience

Problem

Is your favorite brewery environmentally responsible?

The $189B global beer industry consumes an immense amount of water and energy, and produces a lot of waste. A typical brewery consumes 7 gallons of water for every gallon of beer they produce, and 70% of the water used is discharged as effluent. Energy used in the brewing process also contributes to global greenhouse gas emissions.

With breweries producing a staggering 50B gallons of beer a year, those numbers add up. It's no surprise that more and more consumers are asking themselves, "Is my favorite brewery environmentally responsible?"

Solution

Save the ocean, drink Tulum beer

Producing beer with sea water is the most sustainable way to do it.

Introduced in 2018, Tulum Artisanal Lager is made to the highest standards of quality in Tulum, Mexico. Cerveza Tulum has distinguished ourselves through our uncompromising commitment to sustainable practices and environmental awareness.

In three short years, Tulum Beer has made a splash in important North American markets, including Tulum, Cancun, the Riviera Maya, and Florida.

Product

Tulum Artisanal Lager

Highest quality made from sea water

We brew Tulum Beer using local water from the Caribbean. This results in a clean and fresh-tasting lager that doesn't deplete our planet's precious aquifers.

Cerveza Tulum has invested in making our brewing and packaging facilities as sustainable and environmentally conscious as possible. We rely on wind and solar energy for our brewery. Our state-of-the-art wastewater treatment allows us to reuse water and avoid excess emissions.

Lastly, Cerveza Tulum is packaged without plastics—an important part of our commitment to preserving the reefs and the ocean ecosystem.



Wind Generation Tower

-Direct connection 600kW turbines next to our brewery, providing us with clean energy.



Residual water treatment plant

-Anaerobic Recovery and Biodigester with an anaerobic digester, we convert our wastewater into green gas and clean water, both of which we can reuse in our brewery.



Solar Farm

-200 Solar Energy panels for the operation of our industrial plant.



Solar Air Conditioning System

-22 Solar Mini Splits for our hotel.



Solar Water Heaters

-22 Solar Water Heaters for our Hotel and Restaurant.

Traction

Host beer of the EPCOT Mexican pavilion and the food & wine festival

Tulum Lager debuted in select Mexican markets in 2018. In 2020, we kicked off our US export strategy with a string of successes in Miami and Orlando. Cerveza Tulum was honored to be the featured beer of the Mexican Pavilion at EPCOT, and the host beer of the Disney Food & Wine Festival.

2020 was a challenging year for the tourism-based economies where Tulum Lager is sold: Tulum, Cancun, Miami and Orlando. Despite a difficult market, Tulum Lager sales rose 326% from 2018 to 2020, as we built out our brand and increased distribution. Cerveza Tulum is poised to take advantage of the rebounding tourist sector in 2021 and beyond.

Customers

Environmental stewardship is core to our brand

Across North America and the world, consumers are demanding greater environmental responsibility from the companies that serve them. Cerveza Tulum brings three critical ingredients together to form a brand that speaks to the modern consumer:

- A commitment to sustainability

- A proud Mexican identity

- A quality product that stands on its own

Business Model

Encouraging projections for YoY sales growth

Cerveza Tulum has been on a consistent growth track from 2018 to 2021. We see an opportunity to continue increasing revenue by ramping up production and introducing Tulum Lager to new markets.

DATA PER BOTTLE

PRICE $2.09



PROFIT MARGIN
73%

COST
$1.21

RESULTS



	2018	2019	2020
USD	$69,249	$162,450	$286,632
Cases	2355	4776	9152





	JAN	FEB	MAR	APR	MAY	JUNE
USD	$44,749	$47,311	$61,794	$67,738	$78,191	$98,208
Cases	1,310	1,385	1,809	1,983	2,289	2,875

for 2021

PROJECTIONS



	2021	2022	2023	2024	2025
USD	$1,386,629	$4,632,993	$11,119,241	$26,688,595	$64,063,891
Cases	40,593	127,286	286,673	645,642	1,454,110

*Case = 24 bottles

! The high growth between 2021 and 2022 is the result of the beginning of operations of the new production plant.

! Our projection for 2021 of 40,593 cases represents only 13% of the output capacity of the new plant

! We estimate to increase our output capacity at a 15% monthly rate to meet the current market demand

DISTRIBUTION CHANNELS
January 2021 - May 2021



Market

Strategic markets in North America and Europe

Cerveza Tulum will continue to focus on growing sales in North American cities that are favorable to craft beer, such as New York, Denver, Houston, and LA. In Europe, tourist hot-spots Mykonos and Ibiza are potential target markets as well.

Taken together, these markets account for 294M cases of beer sales each year. Cerveza Tulum aims to sell 290k cases in 2022—just 0.1% of the TAM.





MEXICO IS THE TOP 1 BEER EXPORTER IN THE WORLD
TOTAL BEER CONSUMPTION PER CAPITA
USA 2,610 oz. per year
328,461,000 population
MEXICO 2,299 oz. per year
126,578,000 population
SPAIN & GREECE 4,159 oz. per year
8,051,179 population

Vision

Expanded production and portfolio

With this round of funding, Cerveza Tulum plans to grow our business in three key areas:

- Production
- Distribution
- Product

Increasing our production capacity to 300k cases per year will allow us to scale our distribution to select markets across the US and Mexico.

We also plan to expand our portfolio of beverages, while maintaining our exacting standards of quality and sustainability.

Investors

An opportunity for partnership

Cerveza Tulum is seeking $5M in funding and offering exclusive investor benefits, in gratitude to our many generous supporters. We are also committing a portion of our fundraising to ocean conservation programs, in alignment with our company's values of environmental stewardship.

INVEST $500 USD

Become a member of Cerveza Tulum by Cervecería Gran Arrecife Maya.

Acquire shares from our company.
INVEST, EARN, CONTRIBUTE AND ENJOY.

Receive incredible discounts and exclusive benefits for members, when visiting Tulum and going to any of our clubs, restaurants, spa, hotel and hostel in the Mystical destination.

GRAN ARRECIFE MAYA FOUNDATION

For each share that you acquire, $5.00 USD of your investment will be allocated to the Gran Arrecife Maya Foundation, for our campaigns:

"SOWING A CORAL FOR THE PLANET" that promotes the reforestation of the Great Mayan Reef, sponsoring coral farming and planting farms through civil organizations on the Cozumel Island.

"SAVE THE OCEAN", dedicated to cleaning beaches and cenotes; as well as the awareness of a world free single-use plastics.

Let's show the world that you can achieve financial profitability with sustainability and care for the environment, and that is not necessary to damage our planet to make money.

Founders

More than 100 years of collective industry experience

Cerveza Tulum's executive leadership brings more than a century of beverage industry experience from their collective resumes:



Rudy Ruiz Project Consultant of Cervecería Gran Arrecife Maya GAM since 2020
Executive Vice President, SOUTERN WINE & SPIRTIS OF AMERICA, 1993-present. President & CEO, BACARDI USA, 1999-2003. President & CEO, BACARDI GLOBAL BRANDS, 1997- 1999. President & CEO, BACARDI ASIA/PACIFIC, 1996-1997.



Selene Estrada USA & LATAM Sales Director, Cervecería Gran Arrecife Maya GAM since 2020.
USA & LATAM Sales Directos, Botran Guatemalan Rum (ILG) 2018- 2020 GLOBAL CHIEF OPERATIONS OFFICER, Casa Armando Guillermo Prieto, 2015-2017. USA GENERAL MANAGER, Casa Armando Guillermo Prieto. 2007-2014 STRATEGIC PLANNER COORDINATOR, CIMSA-COCA COLA, 2005 - 2007.



Rafael Miyar Partner & Commercial Director of Cervecería Gran Arrecife Maya GAM
Vice President of Northern Operations at PEPSI GEPP, for 16 years, 1998-2014. Vice President of Operations and Marketing PANAMCO - Coca Cola, 1997. General Manager at Bebidas Munciales SA, 1985-1996. Marketing Manager at Procor Administrative Services, 1983-1984. Deputy Director of South Zone Operations, Coca Cola Company, 7 years, 1976-1982.



Main Shareholder and Founder:
Elvia Ruíz
Outstanding businesswoman, related to various industries and businesses; She has been a Partner of Palmeras Group for 17 years, a company dedicated to the sale and distribution of beers and soft drinks, in Tabasco and Quintana Roo, Mexico.

Team

	Rudy Ruiz	Project Consultant
	Selene Estrada	USA & LATAM Sales Director
	Rafael Miyar	Partner & Commercial Director
	Elvia Ruiz	Founder

Perks

$500	6-pack of Cerveza Tulum 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$1,000	12-pack of Cerveza Tulum + T-shirt 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$2,500	24-pack of Cerveza Tulum + small battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store
$5,000	24-pack of Cerveza Tulum + battery 25% discount at our restaurant 25% discount at our hotel & spa 10% discount at our store

FAQ